As filed with the Securities and Exchange Commission on
                        March 14, 2005 Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
           THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                   EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                      SINGAPORE TELECOMMUNICATIONS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N/A
                  (Translation of issuer's name into English)

                             Republic of Singapore
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                               Donald J. Puglisi
                              Puglisi & Associates
                         850 Library Avenue, Suite 204,
                             Newark, Delaware 19711
                               Tel: 302 738 6680
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                        --------------------------------
                                   Copies to:
                             Steven R. Hayes, Esq.
                                 Citibank, N.A.
                        388 Greenwich Street, 19th Floor
                            New York, New York 10013
               --------------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                        |X| immediately upon filing.
                                        |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box |_|.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
  Title of                        Proposed            Proposed       Amount of
 Each Class          Amount      Maximum Aggregate    Maximum       Registration
of Securities        to be        Offering Price     Aggregate         Fee
   to be           Registered       Per Unit*       Offering Price**
Registered
--------------------------------------------------------------------------------
American            20,000,000       $5.00            $1,000,000        $117.70
Depositary Shares,
each representing
10 ordinary shares,
par value S$0.15
each, of Singapore
Telecommunications
Limited.
--------------------------------------------------------------------------------
* Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

              This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus
                                                  ------------------------------

1.  Name of depositary and                  Face of Receipt - Introductory
                                            ----------------
    address of its principal                Paragraph
    executive office

2.  Title of American Depositary            Face of Receipt - top center
                                            ---------------
    Receipts and identity of
    deposited securities

    Terms of Deposit:

 (i)   The amount of deposited              Face of Receipt - upper right corner
                                            ---------------
       securities represented by
       one unit of American
       Depositary Share

(ii)   The procedure for voting,            Reverse of Receipt - Paragraphs 16,
                                            ------------------
       if any, the deposited                17 and 19
       securities

(iii)  The collection and                   Face of Receipt - Paragraph 6
                                            ---------------
       distribution of dividends            Reverse of Receipt - Paragraphs 14
                                            ------------------
                                            and 16

(iv)   The transmission of                  Reverse of Receipt - Paragraphs 13,
                                            ------------------
       notices, reports and                 16 and 17
       proxy soliciting material

(v)    The sale or exercise of              Reverse of Receipt - Paragraphs 14,
                                            ------------------
       rights                               15, 16 and 18

(vi)   The deposit or sale of               Face of Receipt -  Paragraphs 2, 3,
                                            ---------------
       securities resulting from            5, 6, 7, 8 and 9
       dividends, splits or                 Reverse of Receipt - Paragraphs 14,
                                            ------------------
       plans of reorganization              15, 16, 18 and 22

(vii)  Amendment, extension or              Reverse of Receipt - Paragraph 20,
                                            ------------------
       termination of the                   21 and 22 (no provision for
       deposit agreement                    extension)

(viii) Rights of holders of                 Reverse of Receipt - Paragraph 13
                                            ------------------
       Receipts to inspect the
       transfer books of the
       depositary and the list
       of holders of Receipts

(ix)   Restrictions upon the                Face of Receipt -  Paragraphs 2, 3,
                                            ---------------
       right to deposit or                  5, 6, 7, 8 and 9
       withdraw the underlying              Reverse of Receipt - Paragraphs 22
                                            ------------------
       securities                           and 23

 (x)   Limitation upon the                  Face of Receipt - Paragraph 6
                                            ---------------
       liability of the                     Reverse of Receipt - Paragraph 19
                                            ------------------
       depositary

3.     Fees and charges                     Reverse of Receipt - Paragraphs 3, 6
                                            ------------------
       which may be imposed                 and 9
       directly or indirectly
       against holders of
       Receipts

Item 2.  AVAILABLE INFORMATION              Face of Receipt - Paragraph 12
                                            ---------------



Singapore Telecommunications Limited furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. The documents described therein can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C. and the principal executive office of the depositary.

                                   PROSPECTUS
                                   ----------



             THE PROSPECTUS CONSISTS OF THE PROPOSED FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a) Deposit Agreement, dated as of June 20, 1995, among Singapore Telecommunications Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). -- Filed herewith as Exhibit (a).

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None

               (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d)

               (e) Rule 466 Certification. -- Filed herewith as Exhibit (e)

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.


Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities, Singapore Telecommunications Limited, which are both
(1) received by the Depositary as the holder of the deposited securities, and
(2) made generally available to the holders of the underlying securities by the issuer.

               b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary hereby undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of March, 2005.

                                   Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing Ordinary Shares, par value S$0.15 each, of Singapore Telecommunications Limited.

                                   CITIBANK, N.A., as Depositary



                                   By:      /s/ Rhonda Lee
                                       -----------------------------------------
                                         Name: Rhonda Lee
                                         Title: Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, Singapore Telecommunications Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on the 14th day of March, 2005.


                                   Singapore Telecommunications Limited

                                   By:      /s/ Chua Sock Koong
                                        ----------------------------------------
                                          Name: Chua Sock Koong
                                          Title: Chief Financial Officer

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chua Sock Koong to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on March 14, 2005.


Name                                                 Title
----                                                 -----


 /s/ Chumpol NaLamlieng                    Chairman and Non-executive Director
-------------------------------
Chumpol NaLamlieng


 /s/ Lee Hsien Yang                        President and Chief Executive Officer
-------------------------------
Lee Hsien Yang                             and Director


 /s/ Chua Sock Koong                       Chief Financial Officer
-------------------------------
Chua Sock Koong


 /s/ Jean Low                              Group Financial Controller
-------------------------------
Jeann Low


 /s/ Graham John Bradley                   Non-executive Director
-------------------------------
Graham John Bradley


 /s/ Paul Chan Kwai Wah                    Non-executive Director
-------------------------------
Paul Chan Kwai Wah

 /s/ Heng Swee Keat                        Non-executive Director
-------------------------------
Heng Swee Keat


 /s/ Simon Israel                          Non-executive Director
-------------------------------
Simon Israel


 /s/ Tommy Koh                             Non-executive Director
-------------------------------
Tommy Koh


 /s/ John Powell Morschel                  Non-executive Director
-------------------------------
John Powell Morschel


 /s/ Deepak Parekh                         Non-executive Director
-------------------------------
Deepak Parekh


 /s/ Jackson Peter Tai                     Non-executive Director
-------------------------------
Jackson Peter Tai


 /s/ Nicky Tan Ng Kuang                    Non-executive Director
-------------------------------
Nicky Tan Ng Kuang



 /s/ Donald J. Puglisi                     Authorized Representative in the
-------------------------------
Donald J. Puglisi                          United States

                               Index to Exhibits
                               -----------------

                                                                 Sequentially
  Exhibit                Document                                Numbered Page
  -------                --------                                ---------------


    (a)                  Deposit Agreement, dated
                         as of June 20, 1995

    (d)                  Opinion of counsel to
                         the Depositary

    (e)                  Certification under
                         Rule 466

                          (a) Deposit Agreement, dated
                              as of June 20, 1995

--------------------------------------------------------------------------------

                      SINGAPORE TELECOMMUNICATIONS LIMITED


                                      AND


                                CITIBANK, N.A.,
                                           As Depositary



                                      AND


                    HOLDERS AND OWNERS FROM TIME TO TIME OF
                          AMERICAN DEPOSITARY RECEIPTS



                             ---------------------

                               Deposit Agreement

                             ---------------------



                           Dated as of June 20, 1995






--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                               -----------------
                                                                           Page


                                   ARTICLE I
                                  DEFINITIONS

    SECTION   1.01. American Depositary Shares.............................  2
    SECTION   1.02. CDP ...................................................  3
    SECTION   1.03. Commission ............................................  3
    SECTION   1.04. Company................................................  3
    SECTION   1.05. Custodian..............................................  3
    SECTION   1.06. Deposit Agreement .....................................  3
    SECTION   1.07. Depositary ............................................  3
    SECTION   1.08. Deposited Securities ..................................  4
    SECTION   1.09. Dollars; Singapore Dollars ............................  4
    SECTION   1.10. Foreign Registrar .....................................  4
    SECTION   1.11. Holder. .                                                4
    SECTION   1.12. Owner .................................................  4
    SECTION   1.13. Principal Office ......................................  5
    SECTION   1.14. Receipts ..............................................  5
    SECTION   1.15. Registrar .............................................  5
    SECTION   1.16. Restricted Receipts ...................................  5
    SECTION   1.17. Restricted Securities .................................  6
    SECTION   1.18. Securities Act of 1933 ................................  6
    SECTION   1.19. Securities Exchange Act of 1934 .......................  6
    SECTION   1.20. Shares ................................................  7

                                   ARTICLE II
               FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND
                  DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS

    SECTION   2.01. Form and Transferability of Receipts ..................  7
    SECTION   2.02. Deposit of Shares .....................................  9
    SECTION   2.03. Execution and Delivery of Receipts ....................  12
    SECTION   2.04. Transfer of Receipts; Combination and Split-up of
                    Receipts ..............................................  13
    SECTION   2.05. Surrender of Receipts and Withdrawal of Deposited
                    Securities ............................................
    SECTION   2.06. Limitations on Execution and Delivery, Transfer
                    and Surrender of Receipts .............................  17
    SECTION   2.07. Lost Receipts, Etc ....................................  20
    SECTION   2.08. Cancellation and Destruction of Surrendered
                    Receipts ..............................................  20
    SECTION   2.09. Maintenance of Records ................................  20
    SECTION   2.10. Central Depository Pte Ltd ............................  20

                                  ARTICLE III
                         CERTAIN OBLIGATIONS OF HOLDERS

    SECTION   3.01. Filing Proofs, Certificates and Other Information .....  21
    SECTION   3.02. Liability of Holder for Taxes, Duties and Other
                    Charges ...............................................  22

    SECTION   3.03. Restrictions and Warranties on Deposit, Transfer,
                    Surrender and Withdrawal of Shares or Receipts ........  23
    SECTION   3.04. Limitation on Shareholdings............................  24
    SECTION   3.05. Disclosure of Beneficial ownership ....................  25
    SECTION   3.06. Compliance with Information Requests ..................  27

                                   ARTICLE IV
                            THE DEPOSITED SECURITIES

    SECTION   4.01. Power of Attorney .....................................  28
    SECTION   4.02. Cash Distributions; Withholding........................  28
    SECTION   4.03. Distributions Other Than Cash, Shares or Rights .......  30
    SECTION   4.04. Distributions in Shares ...............................  31
    SECTION   4.05. Rights.................................................  32
    SECTION   4.06. Conversion of Foreign Currency ........................  36
    SECTION   4.07. Fixing of Record Date .................................  38
    SECTION   4.08. Voting of Deposited Securities ........................  40
    SECTION   4.09. Changes Affecting Deposited Securities ................  42
    SECTION   4.10. Reports ...............................................  43
    SECTION   4.11. Lists of Holders ......................................  45
    SECTION   4.12. Withholding of Taxes, Duties and Other
                    Governmental Charges ..................................  45
    SECTION   4.13. Remittance of Taxes, Duties and Other Governmental
                    Charges ...............................................  46
    SECTION   4.14. Information Required for Reports to Governmental
                    Agencies ..............................................  47
    SECTION   4.15. Available Information .................................  47

                                    ARTICLE V
                 THE DEPOSITARY, THE CUSTODIANS AND THE COMPANY

    SECTION   5.01. Maintenance of Office and Transfer Books by the
                    Depositary ............................................  48
    SECTION   5.02. Prevention or Delay in Performance by the
                    Depositary or the Company..............................  50
    SECTION   5.03. Obligations of the Depositary, the Custodians and
                    the Company ...........................................  51
    SECTION   5.04. Resignation and Removal of the Depositary;
                    Appointment of Successor Depositary ...................  53
    SECTION   5.05. The Custodians ........................................  55
    SECTION   5.06. Notices and Reports ...................................  56
    SECTION   5.07. Issuance of Additional Shares, Etc ....................  57
    SECTION   5.08. Indemnification .......................................  59
    SECTION   5.09. Charges of Depositary .................................  59
    SECTION   5.10. Retention of Depositary Documents .....................  62
    SECTION   5.11. Exclusivity ...........................................  62
    SECTION   5.12. Loans and Pre-Release of Shares and Receipts ..........  62
    SECTION   5.13. Agreement to Suspend Program ..........................  64

                                   ARTICLE VI
                            AMENDMENT AND TERMINATION

    SECTION   6.01. Amendment .............................................  65
    SECTION   6.02. Termination ...........................................  66

                                   ARTICLE VII
                                  MISCELLANEOUS

    SECTION   7.01. Counterparts ..........................................  68
    SECTION   7.02. No Third Party Beneficiaries ..........................  68
    SECTION   7.03. Severability ..........................................  68
    SECTION   7.04. Holders and owners as Parties; Binding Effect .........  69
    SECTION   7.05. Notices ...............................................  69
    SECTION   7.06. Governing Law and Jurisdiction ........................  70
    SECTION   7.07. Prohibition of Assignment .............................  71
    SECTION   7.08. Compliance with U.S. Securities Law ...................  71

                                    EXHIBIT A
                            (FORM OF FACE OF RECEIPT)

    (1)       The Deposit Agreement ....................................... A-2
    (2)       Surrender of Receipts and Withdrawal of Deposited
              Securities .................................................. A-3
    (3)       Transfers, Split-ups and Combinations of Receipts ........... A-4
    (4)       Limitations on Shareholdings ................................ A-6
    (5)       Disclosure of Interests in Shares; Compliance
              with Information Requests ................................... A-8
    (6)       Liability of Holders for Taxes, Duties, and Other Charges ... A-10
    (7)       Warranties of Depositors .................................... A-11
    (8)       Filing Proofs, Certificates and Other Information ........... A-12
    (9)       Charges of Depositary ....................................... A-13
    (10)      Title to Receipts ........................................... A-15
    (11)      Validity of Receipt ......................................... A-15
    (12)      Agreement to Suspend Program ................................ A-16

                          (FORM OF REVERSE OF RECEIPT)
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

    (13)      Reports; Inspection of Transfer Books ....................... A-18
    (14)      Dividends and Distribution .................................. A-19
    (15)      Rights ...................................................... A-23
    (16)      Record Dates ................................................ A-27
    (17)      Voting of Deposited Securities .............................. A-28
    (18)      Changes Affecting Deposited Securities ...................... A-30
    (19)      Liability of the Company and the Depositary ................. A-31
    (20)      Resignation and Removal of the Depositary;
              Appointment of Successor Custodian .......................... A-33
    (21)      Amendment ................................................... A-34
    (22)      Termination of Deposit Agreement ............................ A-35

    (23)      Compliance With U.S. Securities Laws ........................ A-37
    (24)      Loans and Pre-Release of Shares and Receipts ................ A-37

ASSIGNMENT AND TRANSFER SIGNATURE LINES

                                   EXHIBIT B

CHARGES OF THE DEPOSITARY ................................................. B-1

                                DEPOSIT AGREEMENT

         DEPOSIT AGREEMENT dated as of June 20, 1995 among, SINGAPORE TELECOMMUNICATIONS LIMITED, a corporation incorporated and existing under the laws of the Republic of Singapore (the "Company"), CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America as depositary hereunder and any successor depositary hereunder (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued hereunder (the "Holders").

                              W I T N E S S E T H:
                              -------------------

        WHEREAS, the parties hereto desire through the Depositary to provide for the deposit of Shares (as hereinafter defined) of the Company from time to time with the Depositary, in its capacity as custodian on behalf of the Holders and not as beneficial owner thereof, or with the principal Singapore office of the Custodian, which at the date hereof is Citibank, N.A., Singapore, and The Development Bank of Singapore (collectively, the "Custodian"), as agent of the Depositary for the purposes sot forth in this Deposit Agreement, for the creation of American Depositary Shares representing Shares so deposited and for the execution and delivery of American Depositary Receipts evidencing the American Depositary Shares; and
        WHEREAS, the American Depositary Receipts are to be substantially in the form of Exhibit A, annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement;
         NOW, THEREFORE, in consideration of the premises, it is agreed by and between the parties hereto as follows:

                                   ARTICLE I
                                  DEFINITIONS
                                  -----------

         The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the following respective terms used in this Deposit
Agreement:
         SECTION 1.01. American Depositary Shares. The term "American Depositary
                       --------------------------
Shares" shall mean the securities representing the interests in the Deposited Securities granted to the Holders of Receipts pursuant to the terms and conditions of this Deposit Agreement and the rights, contained in and evidenced by the Receipts, issued hereunder. Each American Depositary Share shall represent 10 Shares, provided, however, that if there shall occur a distribution upon Deposited Securities covered by Section 4.04 or a change in Deposited Securities covered by Section 4.09 with respect to which additional Receipts are not executed and delivered, each "American Depositary Share" shall thereafter represent the number of Shares or Deposited Securities specified in such Sections.

         SECTION 1.02. CDP. The Term "CDP" shall mean the Central Depository
                       ---
Pte Ltd., the book-entry settlement system in Singapore, any successor entity thereto.
         SECTION 1.03. Commission. The term "Commission" shall mean the
                       ----------
Securities and Exchange Commission of the United States or any successor governmental agency in the United States.
         SECTION 1.04. Company. The term "Company" shall mean SINGAPORE
                       -------
TELECOMMUNICATIONS LIMITED, a corporation incorporated and existing under the laws of the Republic of Singapore, having its registered office at 31 Exeter Road, Comcentre, Singapore 0923, and its successors.
         SECTION 1.05. Custodian. The term "Custodian shall mean Citibank
                       ---------
Singapore, and The Development Bank of Singapore, Ltd., Singapore, as agents of the Depositary for the purposes of this Deposit Agreement, and/or any other firm(s) or corporation(s) which may hereafter be appointed by the Depositary pursuant to the terms of Section 5.05 as substitute or additional custodian(s) hereunder, as the context shall require, and the term "Custodians" shall mean all of them, collectively.
         SECTION 1.06. Deposit Agreement. The term "Deposit Agreement" shall
                       -----------------
mean this Agreement, as the same may be amended from time to time in accordance with the provisions hereof.
         SECTION 1.07. Depositary. The term "Depositary" shall mean Citibank,
                       ----------
N.A., a national banking association organized and existing under the laws of the United States of America, and any successor as the depositary hereunder.
         SECTION 1.08. Deposited Securities. The term "Deposited Securities" as
                       --------------------
of any time shall mean all Shares at such time deposited or deemed to be deposited under this Deposit Agreement and held by the Depositary and any and all other securities, property or cash previously received by the Depositary or Custodian in respect thereof and at such time held hereunder, subject as to cash to the provisions of Section 4.06.
         SECTION 1.09. Dollars; Singapore Dollars. The term "Dollars" shall mean
                       --------------------------
United States dollars, and the term "Singapore Dollars" or "S$" refers to the currency of the Republic of Singapore.
         SECTION 1.10. Foreign Registrar. The term "Foreign Registrar" shall
                       -----------------
mean M&C Services Private Limited, a company incorporated under the laws of the Republic of Singapore, which carries out the duties of registrar for the Shares or any successor as registrar for such Shares.
         SECTION 1.11. Holder. The term "Holder" shall mean any person in whose
                       ------
name a Receipt is registered on the books of the Depositary maintained for such purpose.
         SECTION 1.12. Owner. The term "Owner" shall mean any person who has a
                       -----
beneficial interest in any American Depositary Share.

         SECTION 1.13. Principal Office. The term "Principal Office", when used
                       ----------------
with respect to the Depositary, shall mean the principal office of the Depositary, at which at any particular time its corporate trust business shall be administered, which, at the date of this Agreement, is located at 111 Wall Street, Fifth Floor, New York, New York 10043. If the address of the Principal office changes after the date of this Agreement, the Depositary will give written notice thereof to the Company.
         SECTION 1.14. Receipts. The term "Receipts" shall mean the American
                       --------
Depositary Receipts issued hereunder, substantially in the form of Exhibit A annexed hereto, evidencing American Depositary Shares, as the same may be amended from time to time in accordance with the provisions of this Deposit Agreement. A Receipt may evidence any number of American Depositary Shares.
         SECTION 1.15. Registrar. The term "Registrar" shall mean any bank or
                       ---------
trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the Depositary to register Receipts and transfers of Receipts as herein provided and to countersign Receipts and shall include any co-registrar appointed by the Depositary, upon the request or after consultation with the Company, for such purposes.
         SECTION 1.16. Restricted Receipts. The term "Restricted Receipts" shall
                       -------------------
mean any Receipts issued pursuant to the second paragraph of Section 4.05 hereunder in connection with the issuance of rights by the Company as set forth in such paragraph.

Any such Restricted Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to such appropriate restrictions on sale, deposit, cancellation, and transfer under such laws or as the Company and the Depositary may otherwise agree.
         SECTION 1.17. Restricted Securities. The term "Restricted Securities"
                       ---------------------
shall mean Shares or Receipts representing such Shares, which are acquired directly or indirectly from the Company or its affiliates (as defined in Rule 144 under the Securities Act of 1933) or which are held by an officer, director (or persons performing similar functions) or other affiliate of the Company, or which would require registration under the Securities Act of 1933 in connection with the offer or sale thereof in the United States; or which are subject to other restrictions on sale, transfer, resale or deposit under the laws of the United States, the Republic of Singapore, or under a shareholder agreement or the Memorandum and Articles of Association of the Company.
         SECTION 1.18. Securities Act of 1933. The term "Securities Act of 1933"
                       ----------------------
shall mean the United States Securities Act of 1933, as from time to time amended.
         SECTION 1.19. Securities Exchange Act of 1934. The term "Securities
                       -------------------------------
Exchange Act of 1934" shall mean the United States Securities Exchange Act of 1934, as from time to time amended.

         SECTION 1.20. Shares. The term "Shares" shall mean Ordinary Shares, par
                       ------
value S$0.15 per share, of the Company, heretofore or hereafter validly issued and outstanding and fully paid, not subject to calls for additional payments of any kind and free of any preemptive rights of the holders of outstanding. Shares; provided, however, that if there shall occur any change in nominal value, a split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.09, an exchange or conversion in respect of the Shares of the Company, the term "Shares" shall thereafter represent the successor securities resulting from such change in nominal value, split-up or consolidation or such other reclassification, or such exchange or conversion. References to Shares shall include evidence of rights to receive Shares, whether or not stated in the particular instance.

                                   ARTICLE II
               FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND
                  DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS
                  --------------------------------------------

         SECTION 2.01. Form and Transferability of Receipts. The Receipts shall
                       ------------------------------------
be engraved or lithographed on steel-engraved borders or printed in compliance with the requirements of any national securities exchange as the Company may in the future select for the listing of the American Depositary Shares and shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided.

Receipts may be issued in any whole number of American Depositary Shares. The Receipts shall be issued, executed and dated by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned and dated by the manual signature of a duly authorized officer of the Registrar. No Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose, unless such Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a Registrar shall have been appointed, by the manual signature of a duly authorized officer of the Registrar. The Depositary shall maintain books on which each Receipt so executed and delivered as hereinafter provided shall be registered and on which the transfer of each such Receipt shall be registered. Receipts bearing the facsimile signature of a duly authorized signatory of the Depositary who was at any time a proper signatory of the Depositary shall bind the Depositary, notwithstanding that such signatory has ceased to hold such office prior to the execution and delivery of such Receipts or such signatory did not hold such office at the date of issuance of such Receipts.
         The Receipts may be endorsed with or have incorporated in the text thereof such legends, recitals or changes not inconsistent with the provisions of this Deposit Agreement as may be required by the Depositary or required to comply with any applicable law or regulations thereunder or with the rules and regulations of any securities exchange or market upon which Receipts may be listed or traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.
         Title to a Receipt (and to each American Depositary Share evidenced thereby), when such Receipt is properly endorsed or accompanied by a proper instrument or instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to any distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under this Deposit Agreement to any holder of a Receipt unless such holder is the Holder thereof.
         SECTION 2.02. Deposit of Shares. Subject to the terms and conditions of
                       -----------------
this Deposit Agreement, Shares or evidence of rights to receive Shares (subject to Section 5.12 hereof) may be deposited by any person (including the Depositary in its individual capacity) by delivery thereof to any Custodian hereunder, accompanied by any appropriate instrument or instruments of transfer or endorsement, in form satisfactory to such Custodian, together with all such certifications and payment, as may be required by the Depositary or such Custodian in accordance with the provisions of this Deposit Agreement, and together with a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing such deposited Shares.
         No Share shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary (which may be an opinion of counsel) that any necessary approval has been granted by, or there has been compliance with the rules and regulations of, the governmental or regulatory body in the Republic of Singapore, if any, which is then performing the function of exchange control.
         If required by the Depositary, Shares presented for deposit in accordance with this Deposit Agreement at any time, whether or not the transfer books of the Company (or the appointed agent of the Company for transfer and registration of Shares, which may but need not be the Foreign Registrar) are closed, shall also be accompanied by (1) an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Depositary of any dividend or right to subscribe for additional

Shares or any other Securities or to receive other property which any person in whose name the Shares are or have been registered may thereafter receive upon or in respect of such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary and (2) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling the Depositary or the Custodian to vote such deposited Shares for any and all purposes until the Shares are registered in the name of CDP for the account of the Depositary or its nominee or the Custodian or its nominee. Neither the Depositary nor the Custodian may accept Shares for deposit hereunder that, to its knowledge, are Restricted Securities or which the Company instructs the Depositary not to accept for deposit in order to comply with laws and regulations of the Republic of Singapore, U.S. securities laws or with the Memorandum and Articles of Association of the Company.
         At the request, risk and expense of any person wishing to deposit Shares, and for the account of such person, the Depositary may receive evidence that such Shares to be deposited, together with the other instruments and the payments herein specified, for the purpose of forwarding such evidence and instruments to any Custodian for deposit hereunder.

         Upon each delivery to a Custodian of a certificate or certificates for Shares to be deposited hereunder, together with the other documents and, the payments above specified, such Custodian shall, as soon as transfer and registration can be accomplished, present such certificate or certificates to the Company (or the appointed agent of the Company for transfer and registration of Shares, which may but need not be the Foreign Registrar), for transfer and registration of the Shares being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.
         Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary or at such other place or places as the Depositary shall determine.
         SECTION 2.03. Execution and Delivery of Receipts. Upon receipt and
                       ----------------------------------
acceptance by a Custodian of any deposit of Shares pursuant to Section 2.02 hereunder (and, in addition, if the transfer books of the Company or the appointed agent of the Company for the transfer and registration of Shares (which may but need not be the Foreign Registrar) are open), the Depositary may require a proper acknowledgment or other evidence from the Company or such appointed agent of the Company satisfactory to the Depositary that any Deposited Securities have been recorded upon the books of the Company or the appointed agent of the Company for the transfer and registration of Shares (which may but need not be the Foreign Registrar) in the name of CDP for the account of the Depositary or its nominee or such Custodian or its nominee, together with the other documents required as above specified, such Custodian shall notify the Depositary of such deposit, and the person or persons to whom or upon whose written order a Receipt or Receipts are, deliverable in respect thereof and of the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from such Custodian, or upon the receipt of Shares by the Depositary, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Principal Office to or upon the order of the person or persons named in the notice delivered to the Depositary, a Receipt or Receipts, registered in the name or names requested by such person or persons and evidencing in the aggregate the number of American Depositary Shares to which such person or persons are entitled, but only upon payment to the Depositary of the fees of the Depositary for the making of the deposit and the issuance, execution and delivery of such Receipt or Receipts (as set forth in Exhibit B hereto), and of all taxes, duties and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited Securities.
         SECTION 2.04. Transfer of Receipts; Combination and Split-up of
                       -------------------------------------------------
Receipts. The Depositary, subject to the terms and conditions of this Deposit
--------

Agreement, shall register transfers of Receipts on its transfer books from time to time upon any surrender of a Receipt at any of its designated transfer offices, by the Holder in person or by duly authorized attorney, properly endorsed for transfer or accompanied by a proper instrument or instruments of transfer, and duly stamped as may be required by applicable law. Thereupon the Depositary shall execute a new Receipt or Receipts evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipt or Receipts surrendered and deliver the same to or upon the order of the person entitled thereto.
         The Depositary, subject to the terms and conditions of this Deposit Agreement, shall upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, execute and deliver a new Receipt or Receipts for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.
         The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. Any such co-transfer agent shall be removed upon the reasonable request, and may be removed with the approval, of the Company. Each co-transfer agent appointed under this Section
2.04 shall give notice in writing to the Company and the Depositary accepting its appointment and agreeing to be bound by the applicable terms of this Deposit

Agreement. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to Receipts and will be entitled to protections and indemnity to the same extent as the Depositary.
         SECTION 2.05. Surrender of Receipts and Withdrawal of Deposited
                       -------------------------------------------------
Securities. Upon surrender at the Principal Office of the Depositary of a
----------
Receipt for the purpose of withdrawal of the Deposited Securities represented by the American Depositary Shares evidenced thereby, and upon payment of the fee of the Depositary for the making of withdrawal and cancellation of Receipts (as set forth on Exhibit B hereto) and payment of all taxes, duties and governmental charges payable in connection with such surrender and the withdrawal of the Deposited Securities, and subject to the terms and conditions of this Deposit Agreement, the Holder of such Receipt shall be entitled to delivery, as hereinafter provided, to him or upon his order, of the amount of Deposited Securities at the time represented by the American Depositary Shares evidenced by such Receipt. Delivery of such Deposited Securities may be made by the delivery of (i) certificates in the name of such Holder or as ordered by him of certificates properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by him and (ii) any other securities, property and cash to which such Holder is then entitled in respect of such Receipt. Such delivery shall be made, as hereinafter provided, without unreasonable delay.
         A Receipt surrendered for-the purpose of withdrawal of the Deposited Securities represented thereby shall be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of the person or persons designated in such order. Thereupon the Depositary shall direct the Custodian to deliver at the designated office of such Custodian, subject to Sections 2.06,
3.01 and 3.02, the other terms and conditions of this Deposit Agreement, the terms of the Memorandum and Articles of Association of the Company and the provisions of or governing the Deposited Securities now or hereafter in effect, in the manner specified above, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, the amount of Deposited Securities represented by such Receipt, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights with respect to the Deposited Securities, which may at the time be held by the Depositary.
         At the request, risk and expense of any Holder so surrendering a Receipt, and for the account of such Holder, the Depositary shall direct a Custodian to transfer or forward any cash or other property (other than rights) comprising, and forward a certificate or certificates and other appropriate evidence of title and other proper documents of title for, the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, cable, telex or facsimile transmission.
         SECTION 2.06. Limitations on Execution and Delivery, Transfer and
                       ---------------------------------------------------
Surrender of Receipts. As a condition precedent to the execution and delivery,
---------------------
registration of transfer, split-up, combination or surrender of any Receipt or transfer or withdrawal of any Deposited Securities, the Depositary, any Custodian or any Registrar may require (i) payment from the depositor of Shares or the presenter of the Receipt, of a sum sufficient to reimburse the Depositary or a Custodian for any tax, duties or other governmental charge and any stock transfer, custody or registration fee with respect thereto (including any such tax, duty or charge and any such fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as herein provided,

(ii) production of proof satisfactory to the Depositary as to the identity and genuineness of any signature or any other matter contemplated by Section 3.01 hereof, (iii) compliance with any laws or governmental regulations relating to American Depositary Receipts generally, or to the withdrawal of Deposited Securities, subject to Section 7.08 hereof, (iv) delivery of such certificates as the Company may from time to time specify in writing to the Depositary to assure compliance with the Securities Act of 1933 and rules and regulations thereunder, and (v) compliance with such other restrictions, if any, as the Depositary and the Company may establish consistent with the provisions of this Deposit Agreement.
         After consultation with the Company, the delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may refused, or the registration of transfer of outstanding Receipts generally may be suspended, or the surrender of Receipts for the purpose of withdrawal of Deposited Securities may be suspended during any period when the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares, which may but need not be the Foreign Registrar) are closed, or if any such action is deemed, in good faith, necessary or advisable by the Depositary or the Company at any time or from time to time, for any reason, including, without limitation, any requirement of law or of any government or governmental body or commission, or under any provision of this Deposit Agreement or the provisions of or governing the Deposited Securities now or hereafter in effect or the Company's Memorandum and Articles of Association or for any other reason, subject in all cases to
Section 7.08 of this Deposit Agreement. Notwithstanding any other provision of this Deposit Agreement or the Receipts, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended or refused, except as permitted by General Instruction IA(1) to Form F-6 (as such instruction may be amended from time to time) under the Securities Act of 1933 in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.

         SECTION 2.07. Lost Receipts, Etc. In case any Receipt shall be
                       ------------------
mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like tenor, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or in lieu of and in substitution for such destroyed, lost or stolen Receipt, after the Holder thereof shall have (a) filed with the Depositary (i) a request for such exchange and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser, and (ii) a sufficient indemnity bond, and (b) satisfied any other reasonable requirements imposed by the Depositary.
         SECTION 2.08. Cancellation and Destruction of Surrendered Receipts. All
                       ----------------------------------------------------
Receipts surrendered to the Depositary shall be cancelled by the Depositary. The Depositary is authorized to destroy Receipts so cancelled as soon as allowed pursuant to applicable regulations.
         SECTION 2.09. Maintenance of Records. The Depositary agrees to maintain
                       ----------------------
records of all Receipts surrendered and Deposited Securities withdrawn under
Section 2.05, substitute Receipts delivered under Section 2.07, and Receipts cancelled or destroyed under Section 2.08, in keeping with procedures ordinarily followed by stock transfer agents located in The City of New York.
         SECTION 2.10. Central Depository Pte Ltd.
                       --------------------------
Notwithstanding any contrary provisions of this Deposit Agreement, so long as

Shares and rights thereto are eligible for book-entry transfer through the CDP and are so transferred, the Custodian may (a) accept for Deposit and hold hereunder Shares pursuant to Sections 2.02, 4.04, 4.05 and 4.09, or rights thereto pursuant to 4.05, by the crediting thereof to an account maintained for such purpose by the Custodian at CDP, and (b) deliver Shares or other Deposited Securities, pursuant to Sections 3.03, 4.03, 4.09 and 6.02 by the crediting thereof to an account maintained by or for the person entitled thereto at CDP, in lieu of the physical delivery of certificates representing Shares or such rights, but subject to the other provisions of this Deposit Agreement.

                                  ARTICLE III
                         CERTAIN OBLIGATIONS OF HOLDERS
                         ------------------------------

         SECTION 3.01. Filing Proofs, Certificates and Other Information. Any
                       -------------------------------------------------
person presenting Shares for deposit or any Holder or Owner of a Receipt may be required from time to time to file with the Depositary or a Custodian such proof of citizenship or residence, exchange control approval, the identity of any person legally or beneficially interested in the Receipt and the nature of such interest, or such information relating to the registration on the books of the Company (or the appointed agent of the Company for transfer and registration of Shares, which may but need not be the Foreign Registrar) of the Shares presented for deposit, compliance with all applicable laws, rules and regulations or other information, and to execute and deliver to the Depositary or a Custodian such certificates and to make such representations and warranties as the Depositary may deem necessary or proper or as the Company reasonably may require by written request to the Depositary and the Custodian. The Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution or rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed, or such certificates are executed or such representations and warranties are made. Upon reasonable request, the Depositary shall at its expense provide the Company, in a timely manner, with copies of all such proofs of citizenship or residence, exchange control approval, legal or beneficial ownership which it receives, and certificates and such written representations and warranties provided as aforesaid.
         SECTION 3.02. Liability of Holder for Taxes, Duties and Other Charges.
                       -------------------------------------------------------
If any tax, duty or other governmental charge shall become payable by the Depositary or any Custodian with respect to any Deposited Securities evidenced by any Receipts, such tax, duty or other governmental charge shall be payable by the Holder of such Receipt to the Depositary. The Depositary may refuse to effect any registration of transfer of such Receipt or any withdrawal of Deposited Securities represented by the American Depositary Shares evidenced thereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax, duty or other governmental charge, the Holder of such Receipt remaining liable for any deficiency.
         SECTION 3.03. Restrictions and Warranties on Deposit, Transfer,
                       -------------------------------------------------
Surrender and Withdrawal of Shares or Receipts. Every person depositing Shares
----------------------------------------------
under this Deposit Agreement shall be deemed thereby to represent and warrant that, in addition to such matters as are set forth in this Agreement, such Shares and each certificate therefor are validly issued, outstanding, fully paid, not subject to calls for additional payments of any kind and free of any preemptive rights of the Holders of outstanding Shares and that such person is not an infant, bankrupt or person of unsound mind and is duly authorized to make such deposit. Every such person shall also be deemed to represent that the deposit of Shares or sale of Receipts by that person is not restricted under the Securities Act of 1933, and that such Shares are not Restricted Securities. Such representations and warranties shall survive the deposit of such Shares and issuance of Receipts in respect thereof.

         SECTION 3.04. Limitation on Shareholdings. [Subject to modification and
                       ---------------------------
insertion of additional restrictions:] The Memorandum and Articles of Association of the Company provide that no Share shall in any circumstances be transferred to any infant, bankrupt or person of unsound mind. The Memorandum and Articles of Association of the Company restrict any person from being interested in Shares which carry the right to more than five per cent of total voting rights in the Company, except as otherwise provided therein. The Memorandum and Articles of Association also restrict ownership of Shares by foreign persons to 40 per cent of the issued share capital of the Company, or such higher percentage as may be determined by the Singapore Minister for Finance (.Incorporated), subject to a maximum of 49 per cent; provided that subject to the prior approval of the Stock Exchange of Singapore Limited, the directors may reduce the permitted percentage for foreign Share ownership to below 40 per cent of the issued share capital of the Company, or such higher percentage not exceeding 49 per cent as the Singapore Minister for Finance (Incorporated) may prescribe, and may, following such reduction, increase the percentage to up to 40 per cent of the issued share capital of the Company or such higher percentage not exceeding 49 per cent, as the Singapore Minister for Finance (Incorporated) may prescribe. These provisions of the Memorandum and Articles of Association, as amended from time to time (which amendments shall be binding on Holders and Owners as provided in Section 6.01 of this Deposit

Agreement), are referred to herein as the "Shareholding Limitation".
         (a) Each Holder and owner acknowledges the existence of,
and agrees to comply with, the Shareholding Limitation with respect to its holding of any shares of the Company including the Shares evidenced by American Depositary Shares.
         (b) Each Holder and Owner, or duly authorized attorney thereof, who surrenders a Receipt for the purpose of transfer will be deemed to represent to the Depositary and the Company that such surrender and transfer will not result in a violation of the Shareholding Limitation.
         (c) The Depositary agrees to refuse to accept Shares for deposit or to register the transfer of any Receipt if it has actual knowledge that such transfer would lead to a violation of the Shareholding Limitation.
         SECTION 3.05. Disclosure of Beneficial Ownership. To the extent that
                       ----------------------------------
provisions of or governing any Deposited Securities (including the Company's Memorandum and Articles of Association or applicable laws of the Republic of Singapore) may require (i) the disclosure to the Company of beneficial or other ownership, or (ii) limit the permitted holdings of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting, or other rights, or the forced sale of the Shares represented by American Depositary Shares in excess of any applicable thresholds to enforce such disclosure or limit such ownership, the Depositary shall use its best efforts that are reasonable under the circumstances to comply with Company instructions in respect of any such enforcement or limitation, and Holders and Owners shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such Company instructions. Any Holder or Owner of a Receipt, who holds directly or indirectly the beneficial ownership of that number of Shares as shall exceed (together with any Shares or additional Receipts held by such Holder or owner) 5%, or such other percentage as may be required to be disclosed from time to time under the Memorandum and Articles of Association of the Company or any law, regulation, or practice of the Republic of Singapore, of all Shares outstanding shall, pursuant to Section 82 of the Companies Act (Chapter 50), within two (2) days after acquiring such beneficial interest, send to the Company at the address set forth in Section 7.05, by registered or certified mail, the following information:
                    (1) the background, and identity, residence, and citizenship of, and the nature of such beneficial ownership by, such person and all other persons by whom or on whose behalf the purchases have been or are to be effected;
                    (2) the number of Shares and Receipts which are beneficially owned, and the number of Shares and Receipts concerning which there is a right to acquire, directly, by (i) such person, and (ii) by each associate of such person, giving the background, identity, residence, and citizenship of each such associate; and
                    (3) an amendment setting forth any material changes in the facts set forth to the Company in accordance with subclauses (1) and
         (2) above.
         When two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of Shares, such syndicate or group shall be deemed a "person" for the purposes of this Section.
         In determining, for purposes of this Section, the percentage of Shares, the Shares shall be deemed to consist of the amount of the outstanding Shares, exclusive of any Share held by or for the account of the Company or its affiliates.
         SECTION 3.06. Compliance with Information Requests. Notwithstanding any
                       ------------------------------------
other provision of this Agreement, each Holder and owner agrees to comply with requests from the Company, pursuant to Singapore law, the rules of the Stock Exchange of Singapore Limited or the Memorandum and Articles of Association of the Company, to provide information, inter alia, as to the capacity in which such Holder or Owner owns Receipts or the identity of any other person interested in such Receipts and the nature of such interest. In accordance with the provisions of the Memorandum and Articles of Association of the Company, any Holder or owner who fails to comply with any request for information hereunder, shall forfeit the right to direct the voting of Shares represented by American Depositary Shares held by such Holder or Owner. The Depositary agrees to use its reasonable efforts to comply with written instructions received from the Company that the Depositary forward such requests for information from the Company to any Holder or Owner.

                                   ARTICLE IV
                            THE DEPOSITED SECURITIES
                            ------------------------

         SECTION 4.01. Power of Attorney. Each Holder and owner upon acceptance
                       -----------------
of a Receipt issued in accordance with the terms hereof, hereby appoints the Depositary its agent, with power to delegate, to act on its behalf and to take any and all steps or actions provided for or contemplated herein with respect to the Deposited Securities, to adopt any and all procedures necessary to comply with the laws of the Republic of Singapore or the United States or customary and accepted usage or practice not inconsistent with such laws, including but not limited to those set forth in this Article IV, and to take such further steps or actions as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purpose of this Deposit Agreement.
         SECTION 4.02. Cash Distributions; Withholding. Whenever the Depositary
                       -------------------------------
or a Custodian shall receive any cash dividend or other cash distribution by the Company on any Deposited Securities, the Depositary shall, subject to the provisions of Section 4.06, promptly convert or cause to be converted such dividend or distribution into Dollars and shall distribute promptly the amount thus received (net of fees of the Depositary) to Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that in the
                                                --------  -------
event that the Company or its agent, the Depositary or a Custodian shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to the Holders of the American Depositary Shares representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder of a Receipt a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding.
         The Company or its agent will remit to the appropriate governmental authority or statutory corporation in the Republic of Singapore all amounts required to be withheld and owing to such authority or agency by the Company. The Depositary or its agent will remit to the appropriate government authority or agency in the Republic of Singapore all amounts required to be withheld by the Depositary.
         SECTION 4.03. Distributions Other Than Cash, Shares or Rights. Subject
                       -----------------------------------------------
to the provisions of Section 4.12 whenever the Custodian shall receive any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary shall, as promptly as practicable (unless the Depositary is advised in writing by the Company that such distribution would require a registration statement under the Securities Act of 1933 or would result in a violation of United States securities laws) cause the securities or property received by such Custodian to be distributed to the Holders of Receipts entitled thereto, in proportion to the number of American Depositary Shares representing the Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary it
              --------  -------
cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among Holders of Receipts entitled thereto, or if for any other reason (including any requirement that the Company, the Depositary or a Custodian withhold an amount on account of taxes, duties or other governmental charges) the Depositary deems such distribution not to be feasible, after consultation with the Company, the Depositary may adopt such method as it may deem equitable and practicable for the purposeof effecting such distribution, including the sale (at public or private sale, at such place or places and upon such terms as it may deem proper) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of fees of the Depositary) shall be distributed by the Depositary to Holders of Receipts entitled thereto as in the case of a distribution received in cash, provided that any unsold balance of such securities or property shall be distributed by the Depositary to Holders entitled thereto in accordance with such equitable and practicable method as the Depositary shall have adopted. The Depositary shall notify the Company of any such sale and give the Company an opportunity to participate in any such sale on the same terms as otherwise available to third parties.
         SECTION 4.04. Distributions in Shares. Subject to the last paragraph of
                       -----------------------
this Section 4.04 and provisions of Section 4.12, if any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, with the Company's approval, and shall if the Company shall so request, distribute to Holders of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts evidencing an aggregate number of American Depositary Shares representing the number of Shares received as such dividend or free distribution. In lieu of delivering

Receipts for fractional American Depositary Shares in any such case, the Depositary may sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds in Dollars, all in the manner, and subject to the conditions described in Section 4.02. If additional Receipts are not so distributed (except pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.
         Notwithstanding the foregoing, in the event that the Depositary determines, upon consultation with the Company, that a distribution of Shares may not be legally made to some or all Holders, whether directly or as provided in the preceding sentence, or if for any other reason the Depositary deems such distribution not to be feasible (including any requirement that the Company or the Depositary withhold an amount on account of taxes and/or duties) the Depositary may sell such Shares and remit the proceeds thereof to the Holders entitled thereto as in the case of a distribution in cash.
         SECTION 4.05. Rights. Subject to the provisions of Section 4.12, in the
                       ------
event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to the Holders or in disposing of such rights on behalf of such Holders and making the net proceeds available in Dollars to such Holders or, if by the terms of such rights offering or, by reason of applicable law, the Depositary may neither make such rights available to any Holders nor dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse; provided, however, that the
                                            --------  -------
Depositary will, if requested by the Company, take action as follows:
                     (i) if at the time of the offering of any rights the Depositary determines that it is lawful and feasible to make such rights available to all Holders or to certain Holders but not to other Holders by means of warrants or otherwise, the Depositary shall distribute to any Holder to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such Holder, warrants or other instruments therefor in such form as it deems appropriate, or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such Holders; or
                     (ii) if at the time of the offering of any rights the Depositary determines that it is not lawful or not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary shall use its reasonable efforts to sell the rights or warrants or other instruments in proportion to the number of American Depositary Shares held by Holders to whom it has determined it may not lawfully or feasibly make such rights available, at public or private sale, if a market therefor is available, at such place or places and upon such terms as it may deem proper, and allocate the net proceeds of such sales (net of the fees of the Depositary) for the account of such Holders, upon an averaged or other practical basis without regard to any distinctions among such Holders because of exchange restrictions with regard to a particular Holder or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in the case of distribution of cash pursuant to Section 4.02 hereof. The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular.
         In circumstances in which rights would otherwise not be distributed, if a Holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Holder hereunder, the Depositary will make such rights available to such Holder upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Holder has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.
         If the Depositary has distributed warrants or other instruments for rights to all or certain Holders, then upon instruction pursuant to such warrants or other instruments to the Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary for the account of such Holder of an amount equal to the purchase price of the Shares or other securities to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Holder, exercise the rights and purchase the Shares or such other securities, and the Company shall cause the Shares or such other securities so purchased to be delivered to the Depositary on behalf of such Holder. As agent for such Holder, the Depositary will cause the Shares or such other securities so purchased to be deposited pursuant to Section 2.02 of this Deposit Agreement, and shall, pursuant to Section 2.03 of this Deposit Agreement, execute and deliver to such Holder Receipts, which in the case of a distribution pursuant to the preceding paragraph, shall be Restricted Receipts.

         If registration under the Securities Act of 1933 is required of the securities to which any rights relate, or of the rights themselves in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not offer such rights to any Holder having an address in the United States (each as defined in Regulation S under the Securities Act of 1933) unless and until such registration statement is in effect, or unless the Company furnishes the Depositary an opinion of counsel for the Company in the United States satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to such Holder are exempt from or do not-require registration under the provisions of such Act; provided that nothing in this Deposit Agreement shall create, or shall be construed to create, any obligation on the part of the Company or the Depositary to file such a registration statement or to endeavor to have such a registration statement declared effective.
         The Company shall not be responsible for any failure by the Depositary to determine whether distribution to all Holders or to certain Holders of any rights is lawful or feasible or for any error in any such determination made by the Depositary.
         SECTION 4.06. Conversion of Foreign Currency. Whenever the Depositary
                       ------------------------------
or a Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars. distributed to Holders entitled thereto and transferred to the United States, the Depositary shall promptly convert or cause to be converted by sale or in any other manner that it may determine, such foreign currency into Dollars. The Depositary, subject to Section.4.02 hereof, shall promptly distribute such Dollars (less any reasonable and customary expenses incurred by the Depositary in the conversion of foreign currency) to Holders entitled thereto. If the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then the Depositary shall distribute such Dollars to the holders of such warrants and/or instruments upon surrender thereof for cancellation in whole or in part, in accordance with the terms of such warrants and/or instruments. Such distribution of Dollars shall be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of exchange restrictions, the date of delivery of any Receipt or Receipts or otherwise.
         If such conversion or distribution can be effected only with the approval or license of any government department or regulatory body thereof, the Depositary shall file as promptly as practicable such application for approval or license, if any, as it may deem necessary.

         If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into Dollars distributable to Holders entitled thereto, or if any approval or license of any government department or regulatory body thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency (without liability for interest thereon) for the respective accounts of, Holders entitled to receive the same.
         If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to Holders entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance (without liability for interest thereon) for the respective accounts of, Holders entitled thereto for whom such conversion and distribution is not practicable.
         SECTION 4.07. Fixing of Record Date. Whenever any cash dividend or
                       ---------------------
other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Deposited Securities that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall fix a record date, which record date shall be the same as the record date applicable to the Deposited Securities or as close thereto as practicable, for the determination of Holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or for fixing the date on or after which each American Depositary Share will represent the changed number of Deposited Securities, or to give instructions for the exercise of voting rights at any such meeting or to receive such notice or solicitation or to otherwise take action. Subject to the provisions of Sections 4.02 through 4.06 and to the other terms and conditions of this Deposit Agreement, the Holders on such record date shall be entitled, as the case may be, to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof, to exercise the rights of Holders hereunder with respect to such changed number of Deposited Securities, in proportion to the number of American Depositary Shares held by them respectively, and to give instructions, receive such notice or solicitation and to act in respect of any other such matter.
         SECTION 4.08. Voting of Deposited Securities. Upon receipt of notice of
                       ------------------------------
any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall (to the extent permitted by law and stock exchange requirements applicable to the Company), as soon as practicable thereafter, mail to Holders a notice, the form of which notice shall be in the sole discretion of the Depositary, which shall contain (a) such information as is contained in such notice of meeting (or if the Company requests, a summary of such information), (b) a statement that Holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Singapore law and of the Memorandum and Articles of Association of the Company and the provisions of or governing Deposited Securities (which provisions, if any, shall be provided by the Company in English and summarized in pertinent part), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company. Upon the written request of a Holder on the record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the applicable law and the provisions of the Memorandum and Articles of Association of the Company and the provisions governing the Deposited Securities, to vote or cause to be voted the number of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not, and the Depositary shall ensure that each Custodian and each of its or their nominees does not, vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided that no such instruction shall be deemed
                           --------
given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially or adversely affects the rights of holders of Shares.
         SECTION 4.09. Changes Affecting Deposited Securities. Upon any change
                       --------------------------------------
in nominal value, change in par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under this Deposit Agreement, and American Depositary Shares shall thenceforth represent in lieu of or in addition to existing Deposited Securities, the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, unless the Company objects after reasonable notice, and shall, if the Company shall so request, execute and deliver additional Receipts as in the case of a dividend on the Shares or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company approval, and shall, if the Company requests, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to
Section 4.02. The Depositary shall notify the Company of any such sale and give the Company an opportunity to participate in any such sale on the same terms as otherwise available to third parties.
         Immediately upon receipt of notice from the Company of the occurrence of such change, conversion or exchange covered by this Section in respect of the Deposited Securities, the Depositary shall give notice thereof in writing to all Holders.
         SECTION 4.10. Reports. The Depositary shall make available for
                       -------
inspection by Holders at its Principal Office, at the Singapore office of the Custodian and at all other transfer offices designated pursuant hereto, any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary, a Custodian or the nominee of either as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to Holders copies of such reports when furnished by the Company pursuant to Section 5.06. Such reports and communications shall be in English. The Depositary shall, and shall cause any Custodian hereunder to, make available for inspection copies of this Deposit Agreement at the Principal office of the Depositary or the office of such Custodian, as the case may be.
         The Depositary shall furnish to the Commission semiannually, beginning on or before six months after the effective date of any registration statement filed with the Commission under the Securities Act of 1933 relating to the Receipts, the following information in tabular form:
                  (1) The number of American Depositary Shares evidenced by Receipts issued during the period covered by the report;
                  (2) The number of American Depositary Shares evidenced by Receipts retired during the period covered by the report;
                  (3) The total amount of American Depositary Shares evidenced by Receipts remaining outstanding at the end of the six-month period;
                  (4) The total number of Holders at the end of the six-month period.

         The Depositary shall also furnish to the Commission the name of each dealer known to the Depositary depositing Shares against issuance of Receipts during the period covered by the report. The Company shall furnish the Depositary with the names of each dealer known to the Company who (1) has deposited Shares against the issuance of Receipts relating to each period (including the six months prior to filing such registration statement), (2) proposes to deposit Shares against the issuance of Receipts (as to each such person indicating the number of Shares proposed to be deposited to the extent known), or (3) assisted or participated in the creation of any plan for the issuance of Receipts or the selection of Shares to be deposited, and the Depositary shall include in its report to the Commission the names of such dealer or dealers which are supplied by the Company.
         SECTION 4.11. Lists of Holders. Promptly upon request by the Company,
                       ----------------
the Depositary shall furnish to it a list, as of a reasonably recent date, of the names, addresses and holdings of American Depositary Shares of all persons in whose names Receipts are registered on the transfer books of the Depositary. Any other records maintained by the Depositary, the Registrar, any co-registrar or any co-transfer agent under this Deposit Agreement shall be made available to the Company upon reasonable request.
         SECTION 4.12. Withholding of Taxes, Duties and Other Governmental
                       ---------------------------------------------------
Charges. In the event that the Depositary determines that any distribution in
-------
property (including Shares and rights to subscribe therefor) is subject to any tax, duty or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes, duties or charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes, duties or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.
         The Depositary shall notify the Company of any such sale and give the Company an opportunity to participate in any such sale on the same terms as otherwise available to third parties.
         SECTION 4.13. Remittance of Taxes, Duties and Other Governmental
                       --------------------------------------------------
Charges. The Depositary shall, and shall cause each Custodian to, remit to
-------
appropriate governmental authorities and statutory corporations all amounts (if any) withheld and owing to such governmental authorities and statutory corporations in the event that applicable law requires or permits the Depositary or the Custodian, as the case may be, and not the Company, to remit such amounts. The Depositary shall cause each Custodian to, pay over to the Company or its agent, for remittance to appropriate governmental authorities and statutory corporations in the Republic of Singapore, all amounts (if any) withheld by the Depositary and such Custodian for such governmental authorities and statutory corporations that by applicable law requires the Company, and does not permit the Depositary or the Custodian, as the case may be, to remit.
         SECTION 4.14. Information Required for Reports to Governmental
                       ------------------------------------------------
Agencies. The Depositary will at its expense forward to the Company or its agent
--------
such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with any government department or regulatory body. The Custodian, the Depositary or the Company or its agents shall use reasonable efforts to make and maintain arrangements enabling Holders who are citizens or residents of the United States to receive any rebates, tax and/or duty credits or other benefits (pursuant to treaty or otherwise) relating to dividend payments on American Depositary Shares to which they are entitled, and they may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders.
         SECTION 4.15. Available  Information.  The Company furnishes the
                       ----------------------
Commission with certain public reports and documents required by the laws of the Republic of Singapore, the Stock Exchange of Singapore Limited, or otherwise, in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   ARTICLE V
                 THE DEPOSITARY, THE CUSTODIANS AND THE COMPANY
                 ----------------------------------------------

         SECTION 5.01. Maintenance of Office and Transfer Books by the
                       -----------------------------------------------
Depositary. Until termination of this Deposit Agreement in accordance with its
----------
terms, the Depositary shall maintain in the Borough of Manhattan, The City of New York, an office and facilities for the execution and delivery, registration, registration of transfers, combinations and split-up of Receipts, the surrender of Receipts and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Deposit Agreement. The Depositary or its agent agrees to register as a foreign nominee for the purposes of this Deposit Agreement to the extent required by Singapore law.
         The Depositary shall keep books in such New York City facilities for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and the Holders. The Depositary shall not permit such inspection if to the Depositary's knowledge it is for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement or the Receipts.

Each Holder agrees to request such inspection only in connection with such business or such a matter.
         The Depositary may close the transfer books (with notice to the Company if other than in the ordinary course of business), at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder or at the reasonable written request of the Company.
         If any Receipts or the American Depositary Shares represented thereby are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary shall act as Registrar or, at the request of or after consultation with the Company, shall appoint a Registrar or one or more co-Registrars for registry of such Receipts in accordance with any requirements of such exchange or exchanges or system or systems. Such Registrar or co-registrars shall be removed and a substitute or substitutes approved by the Depositary upon the request or with the approval of the Company. Each Registrar and co-registrar appointed under this Section 5.01 shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.
         The Company will have the right to inspect transfer and registration records of the Depositary, take copies thereof and to require the Depositary, the Registrar and any co-registrars, to supply copies of such portions of such records as the Company may reasonably request.
         SECTION 5.02. Prevention or Delay in Performance by the Depositary or
                       -------------------------------------------------------
the Company. Neither the Depositary nor the Company nor any of their directors,
-----------
employees, agents or affiliates shall incur any liability to any Holder or Owner, if by reason of any provision of any present or future law of the United States, the Republic of Singapore or any other country, or of any other governmental authority or regulatory-authority or stock exchange, or by reason of any provision, present or future, of the Memorandum and Articles of Association and By-laws of the Company or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company or their agents shall be (a) prevented, delayed or forbidden from doing or performing any act or thing which by the terms of this Deposit Agreement it is provided shall be done or performed or (b) obligated to do or perform any act which obligation is inconsistent with the provisions of this Deposit Agreement; nor shall the Depositary or the Company or their agents incur any liability to any Holder or Owner by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement.

Where, by the terms of a distribution pursuant to Section 4.02, 4.03, 4.04 of this Deposit Agreement or an offering or distribution pursuant to Section 4.05 of this Deposit Agreement, or because of applicable law or any other reason, such distribution or offering may not be made available to Holders, or some of them and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse.
         SECTION 5.03. Obligations of the Depositary, the Custodians and the
                       -----------------------------------------------------
Company. The Company and its agents assume no obligation nor shall they be
-------
subject to any liability under this Deposit Agreement or the Receipts to Holders or Owners, except that they agree to perform their obligations to Holders and owners specifically set forth in this Deposit Agreement without negligence or bad faith. No implied covenants or obligations shall be read into this Deposit Agreement or the Receipts against the Company or the Depositary.
        The Depositary and its agents assume no obligation nor shall they be subject to any liability under this Deposit Agreement or the Receipts to any Holder or owner (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that they agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

         Neither the Depositary nor any of its agents nor the Company nor any of its agents shall be under any obligation to appear in, prosecute or defend, any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability is furnished as often as may be required, and the Custodian shall not be under any obligation with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.
         Neither the Depositary nor any of its agents nor the Company nor any of its agents shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its agents, the-Custodian and the Company may rely and shall be protected when acting upon any written notice, request, direction or other document believe by it to be genuine and to have been signed or presented by the proper party or parties.
         The Depositary and its agents shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or inaction is in good faith.
         The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that the Depositary acted without negligence or bad faith while it acted as Depositary.
         Subject to the laws of the Republic of Singapore, the Memorandum and Articles of Association of the Company and the other terms and provisions of this Deposit Agreement, the Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.
         No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement.
         SECTION 5.04. Resignation and Removal of the Depositary; Appointment of
                       ---------------------------------------------------------
 Successor Depositary. The Depositary may at any time resign as Depositary hereunder by 90 days' written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.
         The Depositary may at any time be removed by the Company by written notice to the Depositary of such removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, and shall thereupon duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of Holders of all outstanding Receipts and all other books and records maintained by such predecessor in connection with its functions and duties under the terms of this Deposit Agreement. Any such successor depositary shall promptly mail notice of its appointment to Holders.
         Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or, filing of any document or any further act.

         SECTION 5.05. The Custodians. The Depositary, upon the reasonable
                       --------------
request of the Company, shall, and after consultation with the Company, may, from time to time appoint one or more agents to act for it as Custodian hereunder. The Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the directions of the Depositary and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If upon such notice of resignation there shall be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice and after consultation with the Company, appoint a substitute custodian or custodians, each of which shall thereafter be a Custodian hereunder. The Depositary, upon the request of the Company, shall, and when it reasonably appears to be in the best interest of Holders and after consultation with the Company, may, appoint an additional custodian, or substitute Custodian or discharge a Custodian at any time upon notice to the Custodian being discharged. Any Custodian ceasing to act hereunder as Custodian shall deliver all Deposited Securities held by it to a Custodian continuing to act upon the instruction of the Depositary. Each substitute or additional Custodian shall deliver to the Depositary forthwith upon its appointment, an acceptance of such appointment satisfactory in form and substance to the Depositary and the Company.
         Upon the appointment of any successor depositary hereunder, each Custodian then acting hereunder shall, unless then replaced by another Custodian appointed by such successor depositary, forthwith become, without any further act or writing, the agent hereunder of such successor depositary, and the appointment of such successor depositary shall in no way impair the authority of each Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.
         Immediately upon any appointment or discharge of a Custodian or Custodians described in this Section 5.05, the Depositary shall give written notice to all Holders, each other Custodian and the Company to such effect.
         SECTION 5.06. Notices and Reports. On or before the first date on which
                       -------------------
the Company gives notice, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the Deposited Securities, the Company agrees to transmit to the Depositary and the Custodians a copy of the notice thereof in the form given or to be given to holders of Shares or other Deposited Securities.
         The Company will arrange for the prompt transmittal to the Depositary and the Custodian of such notices and any other reports and communications which are made generally available by the Company to holders of its Shares. The Depositary will arrange for the mailing, at the Company's expense, of copies of such notices, reports and communications to all Holders or, at the reasonable request of the Company, make such notices, reports and communications available to all Holders in the same manner as the Company makes them generally available to holders of Shares, or on such other basis as the Company may advise the Depositary. The Company will in a timely manner provide the Depositary with the quantity of such notices, reports, and communications as requested by the Depositary from time to time, in order for the Depositary to effect such mailings.
         The Depositary will make such copies of such notices, reports and communications available for inspection by Holders at the Principal Office of the Depositary, at the office of the Custodian and at any other designated transfer offices.
         SECTION 5.07. Issuance of Additional Shares, Etc. The Company agrees
                       ----------------------------------
that in the event of any issuance, as a dividend or distribution of (1) additional Shares, (2) rights to subscribe for Shares, (3) securities convertible into or exchangeable for Shares, or (4) rights to subscribe for such securities, the Company will take all steps reasonably necessary to ensure that no violation by the Company or the Depositary of the Securities Act of 1933 will result from such issuance or distribution.
         The Company agrees with the Depositary that neither the Company nor any company controlled by the Company will at any time deposit any Shares, either originally issued or previously issued and reacquired by the Company or any company under its control, unless a registration statement is in effect as to such Shares under the Securities Act of 1933, or the Company furnishes to the Depositary a written opinion from U.S. counsel for the Company, which counsel shall be reasonably satisfactory to the Depositary, stating that the offer and sale of the Receipts evidencing the American Depositary Shares representing such Shares are exempt from registration under the provisions of the Securities Act of 1933. The Company will advise each person who, to the best knowledge of the Company, controls, or is under common control with, the Company that such person is subject to the same restrictions on the deposit of Shares as the Company and persons controlled by the Company.
         The Depositary will comply with the written instructions of the Company not to accept knowingly for deposit hereunder any Shares identified in such instructions at such times and under such circumstances as may be specified in such instructions in order to facilitate the Company's compliance with the securities laws of the United States or any applicable laws of Singapore.

         SECTION 5.08. Indemnification. The Company shall indemnify, defend and save harmless the Depositary, the Custodian, and any other agent of the Company or the Depositary appointed hereunder and their respective officers, directors and employees (the "indemnified persons") against any loss, liability or expense (including reasonable fees and expenses of counsel) that may arise out of acts performed or omitted in connection with this Deposit Agreement and the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by such indemnified person, except to the extent such loss, liability or expense is due to negligence or bad faith of such indemnified person, or (ii) by the Company or any of its agents (other than the indemnified persons). The Depositary shall indemnify, defend and save harmless the Company against any loss, liability or expense (including reasonable fees and expenses of counsel) incurred by the Company in connection with this Deposit Agreement and the Receipts due to the negligence or bad faith of the Depositary.
         The obligations set forth in this Section 5.08 shall survive the termination of this Deposit Agreement and the succession or substitution of any person indemnified hereby.
         SECTION 5.09. Charges of Depositary. The Depositary shall charge
                       ---------------------
Holders the fees set forth in Exhibit B. The Company shall not pay or be liable to pay the Depositary, the Registrar or the Custodian any fees, expenses or amounts under this Deposit Agreement or the Receipts, including without limitation the following, which the Holders agree to pay through deduction or otherwise (1) the fees of the Depositary (if any) for executing and delivering of Receipts pursuant to Section 2.03, the transfer, splitting up or combination of Receipts pursuant to Section 2.04, the surrender of Receipts and withdrawal of Deposited Securities pursuant to Section 2.05, and the making of distributions pursuant to Sections 4.02 through 4.05, (2) taxes, duties and other governmental charges, (3) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Company (or the appointed agent of the Company for the transfer and registration of Shares, which may but need not be the Foreign Registrar) and accordingly applicable to transfers of Shares to the name of the Depositary or its nominee or any Custodian or its nominee on the making of deposits or withdrawals hereunder, (4) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or of Holders, and (5) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to
Section 4.06 and (6) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities. After consultation and agreement between the Depositary and the Company as to the amount and nature of certain other charges of the Depositary, the Company shall pay such charges of the Depositary. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary. As set forth in Exhibit B, the Depositary shall charge any party to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock for the Shares or Deposited Securities, but not including the initial issuance of Receipts pursuant to an offering of American Depositary Shares) or who surrenders Receipts a fee of up to US$5.00 per 100 American Depositary Shares for the issuance or surrender, respectively, of a Receipt. In addition, the Depositary shall charge to the Holder a fee of up to US$2.00 per 100 American Depositary Shares (or portion thereof) for any distribution of cash dividends made pursuant to this Deposit Agreement including, but not limited to Section 4.02 through
4.05 hereof. In addition, the Depositary shall charge the Holders a fee for, and deduct such fee from, the distribution of proceeds pursuant to Section 4.05, such fee being in an amount equal to the fee for the issuance of American

Depositary Shares referred to above which would have been charged as a result of the deposit by Holders of Shares which would have been received on exercise of rights distributed to them pursuant to Section 4.05 had such rights not been sold by the Depositary pursuant to Section 4.05.
         SECTION 5.10. Retention of Depositary Documents. Except as otherwise
                       ---------------------------------
provided herein, the Depositary is authorized upon 30 days notice to the Company to destroy those documents, records, bills and other data compiled during the term of this Deposit Agreement after seven years unless the Company requests that such papers be retained for a longer period or turned over to the Company or to a successor depositary.
         SECTION 5.11. Exclusivity. The Company agrees not to appoint, other
                       -----------
than pursuant to Section 5.04, any other depositary for issuance of Receipts so long as Citibank, N.A. is acting as Depositary hereunder, except upon 90 days' written notice by the Company to the Depositary.
         SECTION 5.12. Loans and Pre-Release of Shares and Receipts. Subject to
                       --------------------------------------------
the further terms and provisions of this Section 5.12, Citibank, N.A. and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares furnished by the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. The Depositary shall not lend Shares or Receipts and shall not deliver Shares prior to the receipt and cancellation of Receipts representing a like number of Shares; provided, however, that the Depositary reserves the right to issue Receipts prior to the receipt of Shares pursuant to Section 2.02 (a "Pre-Release"). The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each such Pre-Release shall be (a) accompanied by or subject to a written agreement between the person or entity (the "Applicant") to whom Receipts are issued or Shares delivered and the Depositary, whereby the Applicant (x) represents that at the time the Depositary issues such Receipts, the Applicant or its customer owns the Shares to be delivered to the Depositary, or (y) provides such evidence of ownership of Shares as the Depositary deems appropriate, (b) subject to a written representation by the Applicant that it will hold such Shares in trust for the Depositary until their delivery to the Depositary or custodian, reflect on its records the Depositary as owner of such Shares and deliver such Shares upon the Depositary's request, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of Receipts issued by it and outstanding (without giving effect to Receipts outstanding pursuant to this Section 5.12) at any time, generally will not exceed thirty percent (30%) of the Receipts issued by the Depositary and with respect to which Shares are on deposit with the Depositary or custodian; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of Receipts and Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.
         Collateral provided by an Applicant for Receipts or Shares, but not the earnings thereon, shall be held for the benefit of the Holders. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral.
         SECTION 5.13. Agreement to Suspend Program. The Depositary acknowledges
                       ----------------------------
that the Company requires that no more than forty percent (40%) or such other percentage as may be notified by the Company to the Depositary of its issued and outstanding Shares shall at any one time be deposited with the Depositary or any Custodian named herein. In order to comply with such requirement, the Company or its agent shall provide written notice to the Depositary, at the address set forth in Section 7.05 hereof, when the percentage of issued and outstanding Shares registered in the name of the Depositary or its nominee, of any Custodian or its nominee has reached forty percent (40%) or such other percentage as may be notified by the Company to the Depositary. At any time after such notification has been made, the Company may request that the Depositary cease, and the Depositary shall forthwith cease, the execution and delivery of American Depositary Receipts until further notice from the Company.


                                   ARTICLE VI
                           AMENDMENT AND TERMINATION
                           -------------------------

         SECTION 6.01  Amendment. The form of the Receipts and any provisions of
                       --------
this Deposit Agreement may at any time and from time to time be amended by a written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary for the execution and delivery of Receipts and taxes, duties and other governmental charges) or which shall otherwise prejudice any substantial existing right of Holders shall, however, not become effective as to outstanding Receipts until the expiration of 90 days after notice of such amendment shall have been given to the Holders of outstanding Receipts; provided that any amendment to
Section 2.07 of this Deposit Agreement which is effected by an amendment to the Company's Memorandum and Articles of Association or otherwise shall be effective immediately. Each Holder of a Receipt at the time any amendment to this Deposit Agreement so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement and the Receipts as amended thereby. In no event shall any amendment impair any Holder's right to surrender a Receipt and receive therefor the Deposited Securities represented thereby, unless such impairment is necessary to comply with mandatory provisions of applicable law.
         SECTION 6.02. Termination. The Depositary shall at any time at the direction of the Company terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign, or after the Company shall have delivered to the Depositary notice of the removal of the Depositary, and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, shall not accept deposits of Shares (and shall instruct each Custodian to act accordingly) and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell property and rights and convert Deposited Securities into cash as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated escrow account without liability for interest, for the pro rata benefit of the Holders of Receipts which have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash and for its obligations to the Company under Section 5.08 hereof. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof. The obligations of the Depositary under Section 5.08 hereof shall survive the termination of this Deposit Agreement.

                                  ARTICLE VII
                                 MISCELLANEOUS
                                 -------------

         SECTION 7.01. Counterparts. This Deposit Agreement may be executed in
                       ------------
any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be retained by the Depositary, shall be filed by the Depositary with the Custodians and shall be open for inspection by any Holder at the Principal Office of the Depositary and the office of each Custodian during business hours.
         SECTION 7.02. No Third Party Beneficiaries. This Deposit Agreement is
                       ----------------------------
for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.
         SECTION 7.03. Severability. In case any one or more of the provisions contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.
         SECTION 7.04. Holders and Owners as Parties; Binding Effect.
                       ---------------------------------------------
The Holders and Owners from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof.
         SECTION 7.05. Notices. Any and all notices to be given to the Company
                       -------
shall be deemed to have been duly given if personally delivered or sent by mail if domestic, first class and if international, first class airmail or cable, air courier, telex or facsimile transmission confirmed by letter, addressed to Singapore Telecommunications Limited, 31 Exeter Road, Comcentre, Singapore 0923, fax no.: (011)(65) 738-3769, Attention: Ms. LIM MEI YI, Company Secretary, or to any other place which the Company may designate from time to time.
         Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail if domestic, first class and if international, first class airmail or cable, air courier, telex or facsimile transmission confirmed by letter, addressed to Citibank, N.A., 111 Wall Street, Fifth Floor, New York, New York 10043, fax no.: (212) 825-5398 or any other place to which the Depositary may have transferred its Principal Office.

         Any and all notices to be given to any Holder shall be deemed to have been duly given if personally delivered or sent by mail if domestic, first class and if international, first class airmail or cable, air courier, telex or facsimile transmission confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address designated in such request.
         Delivery of a notice sent by mail or cable, telex or facsimile transmission shall be deemed to be effected at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post office letter box or delivered to an air courier service. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.
         SECTION 7.06. Governing Law and Jurisdiction. This Deposit Agreement
                       ------------------------------
and the Receipts shall be interpreted in accordance with and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York without reference to the principles of choice of law thereof. Except as set forth in the following sentence, the Depositary irrevocably submits to the exclusive jurisdiction of the courts of Singapore over any action or claim brought by the Depositary against the Company that arises in connection with the Depositary's rights or obligations as Depositary under this Agreement and waives any objection which it might have based on improper venue or forum non conviens. The Company and the
                                      ----- --- --------
Depositary hereby agree that in the event that (i) an ADR holder brings an action or proceeding against (a) the Depositary in its capacity as Depositary under this Deposit Agreement, or (b) both the Company and the Depositary, in either case, in any state or federal court of the United States, or (ii) the Company brings an action or proceeding against the Depositary in its capacity as Depositary-under this Deposit Agreement, in any state or federal court in the United States, and the Depositary has any claim against the Company arising out of the subject matter of such action or proceeding, then the Depositary may pursue such claim against the Company in the state or federal court in the United States in which such action or proceeding is pending.
         SECTION 7.07. Prohibition of Assignment. The Depositary may not assign
                       -------------------------
or otherwise transfer any of its rights or obligations hereunder, except as otherwise provided herein or with the written consent of the Company.
         SECTION 7.08. Compliance with U.S. Securities Laws.
                       ------------------------------------
Notwithstanding anything in this Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under the Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Section I.A(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

         IN WITNESS WHEREOF, SINGAPORE TELECOMMUNICATIONS LIMITED and CITIBANK, N.A. have duly executed this Deposit Agreement as of the day and year first set forth above and all Holders shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.


                                          SINGAPORE TELECOMMUNICATIONS LIMITED


                                          By:     /s/ Chua Sock Koong
                                             -----------------------------------
                                          Name: Chua Sock Koong
                                          Title: Vice President
                                                 (Corporate Affairs)/
                                                 Treasurer


                                          By:  /s/ Lim Mei Yi
                                             -----------------------------------
                                          Name: Lim Mei Yi
                                          Title: Company Secretary




                                          CITIBANK, N.A.


                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

         IN WITNESS WHEREOF, SINGAPORE TELECOMMUNICATIONS LIMITED and CITIBANK, N.A. have duly executed this Deposit Agreement as of the day and year first set forth above and all Holders shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.


                                          SINGAPORE TELECOMMUNICATIONS LIMITED


                                          By:
                                             -----------------------------------
                                          Name: Chua Sock Koong
                                          Title: Vice President
                                                 (Corporate Affairs)/
                                                 Treasurer


                                          By:
                                             -----------------------------------
                                          Name: Lim Mei Yi
                                          Title: Company Secretary




                                          CITIBANK, N.A.


                                          By: /s/ Mary Lou Kelley
                                             -----------------------------------
                                          Name: Mary Lou Kelley
                                          Title: Vice President

                                    EXHIBIT A


Number                                                  CUSIP NO.
                                                                 ---------------

                                                      AMERICAN DEPOSITARY SHARES
                                                              (EACH REPRESENTING
                                                             10 ORDINARY SHARES,
                                                          S$0.15 PAR VALUE EACH)




                           [FORM OF FACE OF RECEIPT]

                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                           DEPOSITED ORDINARY SHARES

                                       of

                      SINGAPORE TELECOMMUNICATION LIMITED



           (Incorporated under the laws of the Republic of Singapore)

                  CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein
called the "Depositary"), hereby certifies that                            is
                                                --------------------------
is the owner                         of American Depositary Shares, representing
            -----------------------
                deposited ordinary Shares each of Par Value of S$0.15, including
---------------
evidence of rights to receive such Ordinary Shares (the "Shares") of SINGAPORE TELECOMMUNICATIONS LIMITED, a corporation incorporated under the laws of the Republic of Singapore (the "Company"). As of the date of the Deposit Agreement (hereinafter referred to), each American Depositary Share represents 10 Shares deposited with the Custodian which at the date of execution of the Deposit

Agreement is Citibank Singapore and DBS Bank, Singapore (the "Custodian"). The ratio of Depositary Shares to shares of Stock is subject to subsequent amendment as provided in Article IV of the Deposit Agreement. The Depositary's principal executive office is located at 111 Wall Street, 5th Floor, New York, New York 10043.
                  (1) The Deposit Agreement. This American Depositary receipt is
                      ---------------------
one of an issue of American Depositary Receipts ("Receipts"), all issued and to be issued upon the terms and conditions set forth in the deposit agreement, dated as of June 20, 1995 (the "Deposit Agreement"), by and among the Company, the Depositary, and all Holders from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash, collectively, "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and the Custodian.
                  The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Memorandum and Articles of Association of the Company and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement.
                  (2) Surrender of Receipts and Withdrawal of Deposited
                      -------------------------------------------------
Securities. Upon surrender at the Principal Office of the Depositary of this
----------
Receipt, and upon payment of the fee provided for in this Receipt, and subject to the terms and conditions of the Deposit Agreement and Article 22 of this Receipt (including the payment of any tax, duty, charge or expense of any other amounts specified therein or thereof), the Holder hereof is entitled to the delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the American Depositary Shares evidenced by this Receipt. Delivery of such Deposited Securities may be made by the delivery of (i) certificates in the name of the Holder hereof or as ordered by him or certificates properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by him and (ii) any other securities, property and cash to which such Holder is then entitled in respect of this Receipt. Such delivery will be made, at the option of the Holder hereof, either at the designated office of the Custodian or at the Principal Office of the Depositary, provided that the forwarding of certificates for Shares or other Deposited

Securities for such delivery at the Principal Office of the Depositary shall be at the risk and expense of the Holder hereof.
                  (3) Transfers, Split-Ups and Combinations of Receipts. The
                      -------------------------------------------------
transfer of this Receipt is registrable on the books of the Depositary at its Principal Office by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any of the Depositary's designated transfer offices, properly endorsed for transfer or accompanied by a proper instrument or instruments of transfer and funds sufficient to pay any applicable transfer taxes, duties and the fees and expenses of the Depositary, and upon compliance with such regulations, if any, as the Depositary may establish for such purpose, subject to Article 22 of this Receipt. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, any Custodian or any Registrar may require payment from the presenter of the Receipt of a sum sufficient to reimburse it for any tax, duties or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, duty, charge, fee and expense with respect to Shares being deposited or Deposited Securities being withdrawn) and payment of any applicable fees as provided in this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature or other matters, subject to
Article 22 of this Receipt, and may also require compliance with any laws or governmental regulations relating to American depositary receipts or to the withdrawal of Deposited Securities.
                  After consultation with the Company, the delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in' particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares, which may but need not be the Foreign Registrar) are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or under the Company's Memorandum and Articles of Association or for any other reason, subject in all cases to Article 22 hereof. Notwithstanding any other provision of the Deposit Agreement, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended except as required in General Instructions IA(1) to Form F-6 (as may be amended) under the Securities Act of 1933 in connection with (1) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.
                  (4) Limitation on Shareholdings. The Memorandum and Articles
                      ---------------------------
of Association of the Company provide that no Share shall in any circumstances be transferred to any infant, bankrupt or person of unsound mind. The Memorandum and Articles of Association of the Company restrict any person from being interested in Shares which carry the right to more than five per cent of total voting rights in the Company, except as otherwise provided therein. The Memorandum and Articles of Association also restrict ownership of Shares by foreign persons to 40 per cent of the issued share capital of the Company, or such higher percentage as may be determined by the Singapore Minister for Finance (Incorporated), subject to a maximum of 49 per cent; provided that subject to the prior approval of the Stock Exchange of Singapore Limited, the directors may reduce the permitted percentage for foreign Share ownership to below 40 per cent of the issued share capital of the Company, or such higher percentage not exceeding 49 per cent as the Singapore Minister for Finance (Incorporated) may prescribe, and may, following such reduction, increase the percentage to up to 40 per cent of the issued share capital of the Company or such higher percentage not exceeding 49 per cent, as the Singapore Minister for Finance (Incorporated) may prescribe. These provisions of the Memorandum and Articles of Association, as amended from time to time (which amendments shall be binding on Holders and owners as provided in Section 6.01 of this Deposit Agreement), are referred to in the Deposit Agreement as the "Shareholding Limitation".
                  (a) Each Holder acknowledges the existence of, and agrees to comply with, the Shareholding Limitation with respect to its holding of any shares of the Company including the Shares evidenced by American Depositary Shares.
                  (b) Each Holder, or duly authorized attorney thereof, who surrenders a Receipt for the purpose of transfer will be deemed to represent to the Depositary and the Company that such surrender and transfer will not result in a violation of the Shareholding Limitation.
                  (c) The Depositary agrees to refuse to register the transfer of any Receipt if it has actual knowledge that such transfer would lead to a violation of the Shareholding Limitation.
                  (5) Disclosure of Interests in Shares; Compliance with
                      --------------------------------------------------
Information Requests. To the extent that provisions of or governing any
--------------------
Deposited Securities (including the Company's Memorandum and Articles of Association or applicable laws of the Republic of Singapore) may require (i) the disclosure to the Company of beneficial or other ownership, or (ii) limit the permitted holdings of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting, or other rights, or the forced sale of the Shares represented by American Depositary Shares in excess of any applicable thresholds to enforce such disclosure or limit such ownership, the Depositary shall use its best efforts that are reasonable under the circumstances to comply with Company instructions in respect of any such enforcement or limitation, and Holders and Owners shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such Company instructions. Any Holder, who holds directly or indirectly the beneficial ownership of any Shares (either directly or by virtue of the ownership of Receipts) is directly or indirectly the beneficial owner of more than 5%, or such other percentage as may be required to be disclosed from time to time under any law, regulation, or practice of the Republic of Singapore, of all Shares outstanding shall, pursuant to Section 82 of the Companies Act, within two days after becoming beneficially interested, send to the Company at the address set forth in Section 7.05 of the Deposit Agreement, by registered or certified mail, the following information:
                  (1) the background, and identity, residence, and citizenship of, and the nature of such beneficial ownership by, such person and all other persons by whom or on whose behalf the purchases have been or are to be effected;
                  (2) the number of Shares and Receipts which are beneficially owned, and the number of Shares and Receipts concerning which there is right to acquire, directly, by (i) such person, and (ii) by each associate of such person, giving the background, identity, residence and citizenship of each such associate; and
                  (3) if any material change occurs in the facts set forth in the statements to the Company, an amendment shall be transmitted to the Company setting forth such changes.
                  When two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a

"person" for the purposes of this Section.
                  In determining, for the purpose of this Section, the percentage of Shares, the Shares shall be deemed to consist of the amount of the outstanding Shares, exclusive of any Shares held by or for the account of the Company or an affiliate of the Company. Notwithstanding any other provision of the Deposit Agreement, each Holder agrees to comply with requests from the Company, pursuant to the Republic of Singapore law, the rules of The Singapore Stock Exchange or the Memorandum and Articles of Association and By-laws of the Company, which are made to provide information as to the capacity in which such Holder owns Receipts (and Shares as the case may be), regarding the identity of any other person interested in such Receipts and the nature of such interest and various other matters and shall, in accordance with the provisions of the Memorandum and Articles of Association and By-laws of the Company, forfeit the right to direct the voting of Shares as to which compliance is not made, and the Depositary agrees to use its reasonable efforts to comply with written requests received from the Company requesting that the Depositary forward any such request from the Company to the Holder.
                  (6) Liability of Holder for Taxes, Duties and Other Charges.
                      -------------------------------------------------------
If any tax, duty or other governmental charge shall become payable by the Depositary or any Custodian with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced hereby, such tax, duty or other governmental charge shall be payable by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any withdrawal of Deposited Securities represented by the American Depositary Shares evidenced hereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax, duty or other governmental charge, the Holder hereof remaining liable for any deficiency.
                  (7) Warranties of Depositors. Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that, to the best of such person's knowledge, such Shares and each certificate therefor are validly issued, outstanding, fully paid, non-assessable, not subject to calls for additional payments of any kind and free of any preemptive rights of the holders of outstanding Shares and that such person is not an infant, bankrupt, or a person of unsound mind and is duly authorized to make such deposit. Every such person shall be deemed to represent that, the deposit of Shares or sale of Receipts by that person is not restricted, and such Shares do not constitute Restricted Securities, under the Securities Act of 1933.

Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.
                  (8) Filing Proofs, Certificates and Other Information. Any
                      -------------------------------------------------
person presenting Shares for deposit or any Holder may be required from time to time to file with the Depositary or a Custodian such proof of citizenship or residence, exchange control approval, the identity of any person legally or beneficially interested in the Receipt and the nature of such interest, or such information relating to the registration on the books of the Company (or the appointed agent of the Company for transfer and registration of Shares, which may, but need not, be the Foreign Registrar) of the Shares presented for deposit, compliance with all applicable laws, rules and regulations or other information, and to execute and deliver to the Depositary or a Custodian such certificates and to make such representations and warranties as the Depositary or the Company may deem necessary or proper or as the Company reasonably may require by written request to the Depositary and the Custodian. The Depositary may withhold the delivery or registration of transfer of any receipt or the distribution or other distribution or right or of the proceeds thereof or sale of any dividend of the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made. Such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of

Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities.
                  (9)  Charges of Depositary. The Depositary shall charge any
                       ---------------------
party to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock for the Shares or Deposited Securities, but not including the initial issuance of Receipts, pursuant to an offering of American Depositary Shares) or who surrenders Receipts a fee of U.S. $0.05 per American Depositary Share for the issuance or surrender, respectively, of a Receipt. In addition the Depositary shall charge to the Holders a fee of U.S. $0.02 per American Depositary Share (or portion thereof) for any distribution of cash dividends, and $0.05 per American Depositary Share in case of stock dividend, made pursuant to the Deposit Agreement including, but not limited to Section 4.02 through 4.05 thereof. In addition, the Depositary shall charge the Holders a fee for, and deduct such fee from, the distribution of proceeds pursuant to Section 4.05 of the Deposit Agreement, such fee being in an amount equal to the fee for the issuance of American Depositary Shares referred to above which would have been charged as a result of the deposit by Holders of Shares which would have been received on exercise of rights distributed to them pursuant to such Section 4.05 of the Deposit Agreement had such rights not been sold by the Depositary pursuant to such Section 4.05 of the Deposit Agreement. The Company will pay such other fees and reasonable expenses of the Depositary and any Registrar under the Deposit Agreement as the Company shall agree to pay pursuant to the Deposit Agreement, but the Company shall not pay or be liable for (i) the fees of the Depositary (if any) for the execution and delivery of Receipts pursuant to Section 2.03 of the Deposit Agreement, the transfer, splitting up or combination of Receipts pursuant to Section 2.04 of the Deposit Agreement, the surrender of Receipt and withdrawal of Deposited Securities pursuant to Section
2.05 of the Deposit Agreement, and the making of distributions pursuant to Sections 4.02 through 4.05 of the Deposit Agreement, (ii) taxes, duties and other governmental charges, (iii) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Company (or the appointed agent of the Company for the transfer and registration of Shares which may but need not be the Foreign Registrar) and, accordingly applicable to transfers of Shares to the name of the Depositary or its nominee or any Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (iv) such cable, telex, and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or of Holders, (v) such expenses as are incurred in the conversion of foreign currency by the Depositary pursuant to Section 4.06 of the Deposit Agreement, and (vi) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities.
                  (10)  Title to Receipts. It is a condition of this Receipt,
                        -----------------
and every successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each American Depositary Share evidenced hereby), when such Receipt is properly endorsed or accompanied by a proper instrument or instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have the obligations or be subject to any liability hereunder or under the Deposit Agreement to any holder of a Receipt unless such holder is a Holder thereof.
                  (11) Validity of Receipt. This Receipt shall not be entitled
                       -------------------
to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt has been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however,
                                                            --------  -------
that such signature may be a facsimile if a Registrar has been appointed and this Receipt has been countersigned by the manual signature of a duly authorized officer of the Registrar.
                  (12)  Agreement to Suspend Program. The Depositary
                        ----------------------------
acknowledges that the Company requires that no more than forty percent (40%) or such other percentage as may be notified by the Company to the Depositary of its issued and outstanding Shares shall at any one time be deposited with the Depositary or any Custodian named herein. In order to comply with such requirement, the Company or its agent shall provide written notice to the Depositary, as the address set forth in Section 7.05 of the Deposit Agreement, when the percentage of issued and outstanding Shares registered in the name of the Depositary or its nominee, or any Custodian or its nominee has reached forty percent (40%) or such other percentage as may be notified by the Company to the Depositary. At any time after such notification has been made, the Company may request that the Depositary cease, and the Depositary shall forthwith cease, the execution and delivery of American Depositary Receipts, until further notice from the Company.

Dated:                                          CITIBANK, N.A.,
Countersigned                                           as Depositary


By:                                             By:
   -------------------------------                 -----------------------------
      Authorized Officer                                Vice President


                  The address of the Principal Office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043.

                          [FORM OF REVERSE OF RECEIPT]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS

                            OF THE DEPOSIT AGREEMENT

                  (13)  Reports; Inspection of Transfer Books. The Company
                        -------------------------------------
currently furnishes the Securities and Exchange Commission with certain public reports and documents required by the laws of the Republic of Singapore, The Singapore Stock Exchange or otherwise in accordance with Rule 12g3-2(b) of the Securities Exchange Act of 1934. Should the Company become subject to additional informational requirements, it will in accordance therewith file reports and other information with the Commission. Such reports and information are available for inspection and copying by Holders at the public facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549.
                  The Depositary will make available for inspection by Holders at its Principal Office, at the office of each Custodian, and at all other transfer offices designated pursuant to the Deposit Agreement, any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary, a Custodian or the nominee of either as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company.

To the extent required under Rule 12g3-2(b) or otherwise in accordance with the Securities Exchange Act of 1934, such reports and communications shall be in English. The. Depositary will also send to Holders copies of such reports when furnished by the Company pursuant to the Deposit Agreement. In particular, the Depositary will promptly mail to all Holders, at the Company's expense, copies of the Company's annual report to shareholders and semiannual report to shareholders, to the extent permitted by law and stock exchange requirements applicable to the Company or the Depositary.
                  The Depositary will keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.
                  The Depositary may close the transfer books (with notice to the Company if other than in the ordinary course of business), at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder or at the reasonable written request of the Company.
                   (14) Dividends and Distributions. Whenever the Depositary
                        ---------------------------
receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into Dollars transferable to the United States, and subject to the Deposit Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of the Depositary) to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that if the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. The Depositary shall notify the Company of such sale and give the Company an opportunity to participate in any such sale on the same terms as otherwise available to third parties.

                  Subject to the provisions of Section 4.12 of the Deposit Agreement, whenever the Depositary receives any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary will (unless the Depositary is advised in writing by the Company or United States counsel for the Company that such distribution would require a registration statement under the Securities Act of 1933 or would result in a violation of United States securities laws) cause the securities or property received by it to be distributed to Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in
                                                 --------  -------
the opinion of the Depositary it cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among Holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of affecting such distribution, including the sale, at public or private sale, of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of fees of the Depositary) shall be distributed by the Depositary to Holders entitled thereto as in the case of a distribution received in cash, provided that any unsold balance of such securities or property shall be distributed by the Depositary to Holders entitled thereto in accordance with such equitable and practicable method as the Depositary shall have adopted.
                  Subject to the provisions of Section 4.12 of the Deposit Agreement, if any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may with the Company's approval, and shall if the Company shall so request, distribute to Holders of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts evidencing an aggregate number of American Depositary Shares representing the number of Shares received as such dividend of free distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds in Dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement. If additional Receipts are not so distributed (except pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.
                  If the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax, duty or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes, duties or governmental charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes, duties or governmental charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and shall distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.
                  The Custodian, the Depositary or the Company or its agents shall use reasonable efforts to make and maintain arrangements enabling Holders who are citizens or residents of the United States to receive any rebates, tax and/or duty credits or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the American Depositary Shares to which they are entitled, and they may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders.
                  (15)  Rights. Subject to the provisions of Section 4.12 of the
                        ------
Deposit Agreement, in the event that the Company shall offer or cause to be offered to the Holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to any Holders or in disposing of such rights on behalf of any Holders and making the net proceeds available in Dollars to such Holders or, if by the terms of such rights offering or, by reason of applicable law, the Depositary may neither make such rights available to any Holders nor dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse; provided, however,
                                                              --------  -------
that if at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all Holders or to certain Holders but not to other Holders by means of warrants or otherwise, the Depositary, if requested by the Company, may distribute to any Holder to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such Holder, warrants or other instruments therefor in such form as it deems appropriate, or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such Holders. If at the time of the offering of any rights the Depositary determines in its discretion that it is not lawfully or not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, it may sell the rights or warrants or other instruments in proportion to the number of American Depositary Shares held by Holders to whom it has determined it may lawfully or feasibly make such rights available, at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the net proceeds of such sales (net of the fees of the Depositary) for the account of such Holders, upon an averaged or other practical basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds to the extent practicable as in the case of distribution of cash. The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular.
                  If a Holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Holder hereunder, the Depositary will make such rights available to such Holder upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Holder has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the

Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary for the account of such Holder of an amount equal to the purchase price of the Shares or other securities to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Holder, exercise the rights and purchase the Shares or such other securities, and the Company shall cause the Shares or such other securities so purchased to be delivered to the Depositary on behalf of such Holder. As agent for such Holder, the Depositary will cause the Shares or such other securities so purchased to be deposited pursuant to Section 2.02 of the Deposit Agreement, and shall, pursuant to Section 2.03 of the Deposit Agreement, execute and deliver to such Holder Restricted Receipts.
                  If registration under the Securities Act of 1933 of the securities to which any rights relate is required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not offer such rights to any Holder having an address in the United States (each as defined in Regulation S under the Securities Act of 1933) unless and until such an appropriate registration statement is in effect, or unless the Company furnishes the Depositary an opinion of counsel for the Company in the United States satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to such Holder are exempt from or do not require registration under the provisions of such Act.
                  The Company shall not be responsible for any failure by the Depositary to determine whether distribution to all Holders or to certain Holders of any rights is lawful or for any error in any such determination made by the Depositary.
                  (16) Record Dates. Whenever any cash dividend or other cash
                       ------------
distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall fix a record date, which record date shall be the source as the record date applicable to the Deposited Securities or as close thereto as practicable, for the determination of Holders who will be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or for fixing the date on or after which each American Depositary Share will represent the changed number of Shares, or to give instructions for the exercise of voting rights at any such meeting or to receive such notice or solicitation or to otherwise take action, in each case, subject to the provisions of the Deposit Agreement.
                  (17) Voting of Deposited Securities. Upon receipt of notice of
                       ------------------------------
any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall (to the extent permitted by law and stock exchange requirements applicable to the Company or the Depositary), as soon as practicable thereafter, mail to Holders a notice, the form of which notice shall be in the sole discretion of the Depositary, which shall contain
(a) such information as is contained in such notice of meeting (or if the Company requests a summary of such information), (b) a statement that Holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Singapore law and of the Memorandum and Articles of Association and By-laws of the Company and the provisions of or Governing Deposited Securities (which shall be summarized in pertinent part), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company. Upon the written request of a Holder on the record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Memorandum and Articles of Association of the Company and the provisions governing the Deposited Securities, to vote or cause to be voted the number of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not, and the Depositary shall ensure that each Custodian and each of its or their nominees does not, vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a, discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited

Securities, provided that no such instruction shall be deemed given and no such
            --------
discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially or adversely affects the rights of holders of Shares.
                  (18) Changes Affecting Deposited Securities. Upon any change
                       --------------------------------------
in nominal value, change in par value, split-up, consolidation, or any other reclassification of Deposited Securities or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent in lieu of or in addition to existing Deposited Securities, the new Deposited Securities so received in exchange or conversion, unless additional receipts are delivered pursuant to Section 4.09 of the Deposit Agreement. Notwithstanding the foregoing, in the event that any Security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall if the Company requests, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash.
                  (19) Liability of the Company and the Depositary. Neither the
                       -------------------------------------------
Depositary nor the Company nor any of their directors, employees, agents or affiliates shall incur any liability to any Holder, if by reason of any provision of any present or future law of the United States, the Republic of Singapore or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provisions present or future, of the Memorandum and Articles of Association of the Company of those governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company or their agents shall be presented, delayed or forbidden from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed; nor shall the Depositary or the Company or their agents incur any liability to any Holder by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Where, by the terms of any distribution or offering pursuant to the Deposit Agreement, or because of applicable law, or any other reason, such distribution or offering may not be made available to Holders, or some of them, and the Depositary may not dispose of such distribution or offering on behalf of such Holder and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse. Neither the Company nor its agents nor the Depositary nor its agents assumes any obligation or shall be subject to any liability under the Deposit Agreement to Holders, except that they agree to perform their respective obligations set forth in the Deposit Agreement without negligence or bad faith. The Depositary shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor any of its agents nor the Company nor any of its agents shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor any of its agents nor the Company nor any of its agents shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its agents the Custodian and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or inaction is in good faith. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that the Depositary acted without negligence or bad faith while it acted as Depositary. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of the Deposit Agreement.
                  (20) Resignation and Removal of the Depositary; Appointment
                       ------------------------------------------------------
of Successor Custodian. The Depositary may at any time resign as Depositary
----------------------
hereunder by 90 days' written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice to the Depositary of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary, upon the request of the Company, shall, and when it reasonably appears to be in the interest of Holders and subject to the prior approval of the Company, may, appoint an additional custodian, or discharge a Custodian at any time upon notice to the Custodian being discharged. The Depositary shall give written notice to all Holders, each other Custodian and the Company of any appointment or discharge of any Custodian as provided in the Deposit Agreement.
                  (21) Amendment. The form of the Receipts and any provisions
                       ---------
of the Deposit Agreement may at any time and from time to time be amended by a written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary for the execution and delivery of Receipts and taxes, duties and other governmental charges) or which shall otherwise prejudice any substantial existing right of Holders shall, however, not become effective as to outstanding Receipts until the expiration of 90 days after notice of such amendment shall have been given to Holders of outstanding Receipts; provided that any amendment to Section 2.07 of the Deposit Agreement which is effected by an amendment to the Company's Memorandum and Articles of Association or otherwise shall be effective immediately. Every Holder of a Receipt at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement and such Receipt as amended thereby. In no event shall any amendment impair the right of a Holder to surrender a Receipt and receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law, subject to Article 22 of this Receipt.
                  (22) Termination of Deposit Agreement. The Depositary will at
                       --------------------------------
any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to Holders of all receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign, or after the Company delivered to the Depositary notice of the removal of the Depositary, and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of receipts, shall suspend the distribution of dividends to Holders thereof, shall not accept deposits of Shares (and shall instruct each Custodian to act accordingly) and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell property and rights and convert Deposited Securities into cash as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, in an unsegregated escrow account without liability for interest, for the pro rata benefit of Holders of Receipts which have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash and for its obligations to the Company under Section 5.08 of the Deposit

Agreement. Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary under section 5.08 and 5.09 of the Deposit Agreement. The obligations of the Depositary under Section 5.08 of the Deposit Agreement shall survive the termination of the Deposit Agreement.
                  (23) Compliance with U.S. Securities Laws. Notwithstanding any
                       ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the Company and the Depositary have each agreed that it will not exercise any rights it has under the Deposit Agreement or the Receipt to prevent the withdrawal or delivery of deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Section I A(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.
                  (24) Loans and Pre-Release of Shares and Receipts. Subject to
                       --------------------------------------------
the further terms and provisions of this article (24), Citibank, N.A. and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares furnished by the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. The Depositary shall not lend Shares or Receipts and shall not deliver Shares prior to the receipt and cancellation of Receipts representing a like number of Shares; provided, however, that the Depositary reserves the right to issue Receipts prior to the receipt of Shares pursuant to Section 2.02 (a "Pre-Release"). The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each such Pre-Release shall be (a) accompanied by or subject to a written agreement between the person or entity (the "Applicant") to whom Receipts are issued or Shares delivered and the Depositary, whereby the Applicant (x) represents that at the time the Depositary issues such Receipts, the Applicant or its customer owns the Shares to be delivered to the Depositary, or (y) provides such evidence of ownership of Shares as the Depositary deems appropriate, (b) subject to a written representation by the Applicant that it will hold such Shares in trust for the Depositary until their delivery to the Depositary or custodian, reflect on its records the Depositary as owner of such Shares and deliver such Shares upon the Depositary's request, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of Receipts issued by it and outstanding (without giving effect to Receipts outstanding pursuant to Section 5.12 of the Deposit Agreement) at any time, generally will not exceed thirty percent (30%) of the Receipts issued by the Depositary and with respect to which Shares are on deposit with the Depositary or custodian; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of Receipts and Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.
                  Collateral provided by an Applicant for Receipts or Shares, but not the earnings thereon, shall be held for the benefit of the Holders. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral.

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Receipt in every particular, without alteration or enlargement of any change whatever.

                  If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

                  All endorsements or assignments of Receipt must be guaranteed by a New York Stock Exchange member firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an office or correspondent in the City of New York.

                                   EXHIBIT B

                           CHARGES OF THE DEPOSITARY


  Service                          Rate                    By Whom Paid
  -------                          ----                    ------------

(1)  Receipt of deposits           $5.00 per 100           Party to whom
     and issuance of               American                Receipts are
     Receipts (including,          Depositary Shares       issued
     without limitation,           (or fraction
     issuance pursuant             thereof)
     to stock dividend)

(2)  Delivery of                   $5.00 per 100           Party Surrendering
     deposited Shares              American                Receipts
     against surrender             Depositary Shares
     of Receipts                   (or fraction
                                   thereof)

(3)  Cash dividend or              $2.00 per 100           Party entitled to
     cash distribution             American                receive the cash
                                   Depositary Shares


                 The Depositary shall also charge the Holders a fee of $1.50 or less per certificate for a Receipt or Receipts for transfers made pursuant to the terms of the Deposit Agreement. The Company after consultation and agreement between the Depositary and the Company as to the amount and nature of such charges, will pay those charges of the Depositary and those of any Registrar, co-transfer agent or co-registrar not payable by the Holders plus reasonable out-of-pocket expenses such as printing, translation, stationery, postage, insurance, cables, etc., incurred by the Depositary in the exercise of its duties and obligations under the Deposit Agreement, in accordance with written Agreements entered into between the Depositary and the Company from time to time, provided that the Company shall not in any circumstances pay (a) fees of the Depositary for the execution and delivery of Receipts pursuant to Section
2.03 of the Deposit Agreement, fees of the Depositary for the execution and delivery of Receipts pursuant to Section 4.04 of the Deposit Agreement, transfers pursuant to Section 2.04 of the Deposit Agreement, the surrender of Receipts pursuant to Section 2.05 of the Deposit Agreement, and the making of any cash distribution made pursuant to Section 4.02 through 4.05 of the Deposit Agreement, (b) taxes, duties and other governmental charges, (c) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Company (or the appointed agent of the Company for the transfer and registration of Shares, including any Foreign Registrar) and accordingly applicable to transfers of shares to the name of the Depositary or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (d) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or Holders, (e) such expenses as are incurred in the conversion of foreign currency by the Deposit pursuant to
Section 4.06 of the Deposit Agreement, and (f) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities.

                             (d) Opinion of counsel
                               to the Depositary

March 14, 2005


Citibank, N.A.
ADR Department
388 Greenwich Street
New York, N.Y.  10013

Re:      American Depositary Receipts evidencing American Depositary
         Shares representing ten (10) Ordinary Shares, nominal value $0.15 each, of Singapore Telecommunications Limited.

Ladies and Gentlemen:

I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 20,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Deposit Agreement, dated as of June 20, 1995, by and among Citibank, N.A., as depositary, Singapore Telecommunications Limited, a company organized and existing under the laws of the Republic of Singapore (the "Company"), and all Holders and Owners from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent ten (10) ordinary shares, nominal value $0.15 each, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

Very truly yours,

/s/ Steven R. Hayes

                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466


      The Depositary, Citibank, N.A., represents and certifies the following:

        (1) That it previously had filed a registration statement on Form F-6 (Registration No. 33-91272), which the Commission declared effective with terms of deposit identical to the terms of this registration statement except for the number of foreign securities a Depositary Share represents.

        (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                    Citibank, N.A., as Depositary


                                    By:  /s/ Steven R. Hayes
                                        -------------------------------------
                                          Name:  Steven R. Hayes, Esq.
                                          Title:  Director